2011 PERFORMANCE HIGHLIGHTS

SERVICE REVENUES
(IN BILLIONS)
$4.0
$3.0
$2.0
$1.0
0
$3.7
$3.9
$3.9
$3.9
$4.1
07
08
09
10
11

TOTAL AVERAGE MONTHLY SERVICE REVENUE
(PER CUSTOMER)
$60
$40
$20
0
$51.08
$53.22
$52.99
$53.27
$56.54
07
08
09
10
11

CASH FLOWS FROM OPERATING ACTIVITIES
(IN MILLIONS)
$1,000
$800
$600
$400
$200
0
$872
$834
$988
09
10
11

In its Annual Report on Form 10-K for the year ended Dec. 31, 2011, U.S. Cellular revised cash flows from operating activities for the years ended Dec. 31, 2010 and Dec. 31, 2009. This chart includes only the periods that have been revised to reflect the proper amounts.

CAPITAL EXPENDITURES
(IN MILLIONS)
$800
$600
$400
$200
0
$565
$586
$547
$583
$783
07
08
09
10
11

TO OUR SHAREHOLDERS

United States Cellular Corporation operates on a customer satisfaction strategy, driving loyalty and performance by providing a comprehensive range of wireless services and products, superior customer support and a high-quality network.

2011 Performance Highlights

U.S. Cellular improved its financial performance in 2011, despite challenging economic conditions and intense competition in our markets. We improved profitability through revenue growth and effective cost management, though fewer customer additions also contributed to keeping costs lower. We increased average revenue per customer through increased penetration of smartphones and higher-revenue data plans, and through growth in inbound roaming revenues. We also mitigated the impact of increases in smartphone sales and data use through effective management of device subsidies and network operating expenses.

Differentiating through the Customer Experience

U.S. Cellular consistently raises the standards for outstanding customer experiences, and we were named a J.D. Power Customer Service Champion in 2011 and 2012.

We continue to differentiate U.S. Cellular from other wireless carriers through the Belief Project™, which rewards customers for their loyalty with relevant and meaningful benefits, such as early phone upgrades and free accessories.

At the end of 2011, 3.1 million new and existing customers—55 percent of retail customers—had selected Belief Plans, including higher-revenue data plans, which helped to increase average revenue per customer.

To drive subscriber growth, we are also improving the effectiveness of our advertising, marketing and promotions. In 2011, U.S. Cellular launched innovative social business programs that leverage the "word-of-mouth" power of its most loyal customers to increase awareness and drive potential customers to our retail stores and website.

J.D. Power Customer Service Champion, 2011 and 2012

POSTPAID CHURN RATE
1.6%
1.2%
.8%
.4%
0
1.4%
1.5%
1.6%
1.5%
1.5%
07
08
09
10
11

U.S. CELLULAR 1

Increasing Smartphone Sales and Data Use

As customer demand for smartphones and data services continues to rise, U.S. Cellular is increasing smartphone penetration by offering a competitive range of Android®-, Windows Mobile®- and BlackBerry®-based devices, including smartphones, tablets and modems, at a variety of price points.

At the end of 2011, smartphone customers were 30 percent of our postpaid base, compared to 17 percent at the end of 2010. And smartphones were 52 percent of total devices sold in the fourth quarter of 2011, and 44 percent of devices sold in the year. This drove corresponding growth in data use—and in adoption of higher-revenue data plans—which, along with data roaming revenues, led to higher average revenue per customer. Despite the sharp increase in smartphones sold, U.S. Cellular effectively managed subsidies through a balanced mix of lower- and higher-cost devices.

As the industry moved toward tiered data pricing, we prepared to introduce our own tiered plans in 2012, including entry-level plans to encourage customers to upgrade to their first smartphones.

"Highest Network Quality Performance Among Wireless Cell Phone Users in North Central Region"
– J.D. Power and Associates

Ensuring Outstanding Communications Experiences

Even though growth in data use has significantly increased traffic across our network, we kept pace with that growth and received our twelfth consecutive award for wireless call quality from J.D. Power and Associates in 2011, and received our thirteenth award in early 2012.

In conjunction with our partner, King Street Wireless, we also prepared our 4G LTE network and devices to support demand for data services and provide faster and more satisfying data experiences, while significantly reducing the cost to carry data traffic.

We also added capacity to our 3G network and strengthened overall network capacity and coverage by adding 237 new cell sites.

SMARTPHONE CUSTOMERS AS A PERCENTAGE OF POSTPAID CUSTOMERS
30%
25%
20%
15%
10%
5%
0
17%
20%
23%
26%
30%
12/10
3/11
6/11
9/11
12/11

AVERAGE MONTHLY REVENUE PER POSTPAID CUSTOMER
$60
$50
$40
$30
$20
$10
0
$50.99
$51.21
$51.84
$52.41
$53.35
12/10
3/11
6/11
9/11
12/11

2 U.S. CELLULAR

Improving Agility and Efficiency

As part of our commitment to investing for the future, we continued to improve our operational systems in 2011 through major enablement initiatives designed to help U.S. Cellular develop, market, sell and deliver services faster and more effectively.

We enhanced the online customer experience with web-only promotions, instant Online Sales Support, a Data Estimator Tool, and Ask & Answer self-help capability. By early 2012, U.S. Cellular customers could purchase devices and accessories, change plans and redeem rewards online. We also implemented more customer targeting features of our Enterprise Data Warehouse/Customer Relationship Management system, including adding data related to customer transactions and prepaid customers, and marketing and demographic information.

We also made strong progress on our new billing and operational support system, which will include a new point-of-sale system and consolidate billing on one platform. The system is expected to be fully operational in 2013.

Advocating for Our Customers

There were a number of regulatory developments in 2011 that will affect U.S. Cellular. For example, in November, the Federal Communications Commission (FCC) revised the rules for universal service funding and intercarrier compensation and proposed further rules to advance reform.

The new rules issued by the FCC offer both benefits and challenges for U.S. Cellular, and many areas, such as the availability of support from the Mobility Fund, are still under review and discussion. We continue to advocate on the issues that impact our ability to serve our customers effectively, including spectrum availability, device exclusivity and interoperability, and data roaming.

Competing to Win

U.S. Cellular's passionate and dedicated associates are the heart of our company, and together we create an environment that values ethical practices, diverse perspectives and outstanding business performance, and is focused on delivering an ideal customer experience. We call this environment the Dynamic Organization business model.

The Dynamic Organization business model has four equally important elements—leadership excellence, associate passion, customer advocacy and superior results—that together create continuous renewal and improvement.

In 2011, we added a new value to our business model—Winning—which drives us to consistently deliver superior results by delivering a customer experience that's recognized as the world's best, and causes our customers to become advocates for U.S. Cellular.

We are reinforcing the value of Winning with an intense focus on training and effectiveness to help our sales and customer service associates connect more deeply with customers and deliver the right solution for their needs.

Connecting with Our Communities

U.S. Cellular is committed to supporting education, because we believe strong schools build strong communities.

In 2011, we contributed $1 million to K-12 schools nationwide through our signature education program, *Calling All Communities*. To participate, community members visited U.S. Cellular stores for unique voting codes they could use to vote online for the school of their choice; thus, the program helped to drive traffic to our retail stores and website.

During the four-week campaign, more than 1.5 million votes were cast for 2,700 schools. The 18 schools that received the most votes were named *Calling All Communities* winners. We awarded 17 $50,000 prizes and one $150,000 grand prize, making a positive impact on more than 8,000 students.

U.S. CELLULAR 3

Looking Forward

U.S. Cellular's highest priorities in 2012 are to increase customer additions, revenues and profitability. U.S. Cellular is competing to win with innovative customer experiences that attract new customers, build loyalty and help to increase revenue per customer.

In 2012, we plan to:

- Grow net postpaid customer additions by providing outstanding customer experiences, along with competitive devices, attractive price plans, and effective advertising and marketing programs.
- Increase the focus on the small-and-medium business customer segment.
- Drive smartphone penetration and use of data services with a competitive portfolio of devices and plans, including at least 13 new Android®-, Windows Mobile®-, and BlackBerry®-based smartphones, and tiered data plans to meet a wide range of customer needs. U.S. Cellular will introduce at least 20 total devices in 2012, and continue to balance higher-end smartphones with lower-cost devices to manage costs.
- Strengthen existing distribution and explore new points of distribution.
- Bring 4G LTE access to at least 50 percent of customers and introduce at least six new LTE-enabled devices, while maintaining our award-winning network quality.
- Through strategic enablement initiatives, continue to enhance the online customer experience and develop deeper customer understanding, and make substantial progress on the new billing and operational support system.

We want to take this opportunity to thank the 8,700 associates of U.S. Cellular for your passion for our customers and your commitment to delivering superior results. Thank you also to our shareholders and debt holders for your continuing support of our long-term strategies.

Sincerely,

Mary N. Dillon
President and Chief Executive Officer

LeRoy T. Carlson, Jr.
Chairman

4 U.S. CELLULAR

 UNITED STATES CELLULAR CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2011
Pursuant to SEC Rule 14a-3

        The following audited financial statements and certain other financial information for the year ended December 31, 2011, represent U.S. Cellular's annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC").

        The following information was filed with the SEC on February 27, 2012 as Exhibit 13 to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2011. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

United States Cellular Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation ("U.S. Cellular") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements and the description of U.S. Cellular's business included in Item 1 of the U.S. Cellular Annual Report on Form 10-K ("Form 10-K") for the year ended December 31, 2011.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular provides wireless telecommunications services to approximately 5.9 million customers in five geographic market areas in 26 states. As of December 31, 2011, U.S. Cellular's average penetration rate in its consolidated operating markets was 12.6%. U.S. Cellular operates on a customer satisfaction strategy, striving to meet or exceed customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to obtain interests in and access to wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular anticipates that grouping its operations into market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2011 included the following:

•
Total customers were 5,891,000 at December 31, 2011, including 5,608,000 retail customers (95% of total).

•
On October 1, 2010, U.S. Cellular launched The Belief Project which introduced several innovative service offerings including no contract after the first contract; simplified national rate plans; a loyalty rewards program; overage protection, caps and forgiveness; a phone replacement program; and discounts for paperless billing and automatic payment. As of December 31, 2011, 3.1 million new and existing customers had subscribed to Belief Plans.

•
Retail customer net losses were 125,000 in 2011 compared to net losses of 15,000 in 2010. In the postpaid category, there was a net loss of 117,000 in 2011, compared to net losses of 66,000 in 2010. Prepaid net losses were 8,000 in 2011 compared to net additions of 51,000 in 2010.

•
Postpaid customers comprised approximately 95% of U.S. Cellular's retail customers as of December 31, 2011. The postpaid churn rate was 1.5% in 2011 and 2010.

•
Postpaid customers on smartphone service plans increased to 30% as of December 31, 2011 compared to 17% as of December 31, 2010. In addition, smartphones represented 44% of all devices sold in 2011 compared to 25% in 2010.

•
Service revenues of $4,053.8 million increased $140.8 million year-over-year, primarily due to a 38% increase in inbound roaming revenues of $95.0 million. Retail service revenues increased $27 million, or 1%, due to an increase in average monthly service revenue per customer, partially offset by a decrease in the average number of customers of 146,000.

•
Cash flows from operating activities were $987.9 million. At December 31, 2011, Cash and cash equivalents and Short-term investments totaled $551.2 million and there were no outstanding borrowings under the revolving credit facility.

•
Additions to Property, plant and equipment totaled $782.5 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, deploy fourth generation Long-term Evolution ("4G LTE") equipment, outfit new and remodel existing retail stores, develop new billing and other customer management related systems and platforms, and enhance existing office systems. Total cell sites in service increased by 237, or 3%, year-over-year to 7,882.

•
U.S. Cellular continued its efforts on a number of multi-year initiatives including the development of a Billing and Operational Support System ("B/OSS") with a new point-of-sale system to consolidate billing on one platform; an Electronic Data Warehouse/Customer Relationship Management System to collect and analyze information more efficiently and thereby build and improve customer relationships; and a new Internet/Web platform to enable customers to complete a wide range of transactions and to manage their accounts online.

•
Operating income increased $79.3 million, or 39%, to $280.8 million in 2011 from $201.5 million in 2010. Factors in the increase were higher service revenues as discussed above and a gain from a license swap completed in 2011, offset by higher costs of serving and retaining customers in an increasingly competitive industry, including costs of investments in multi-year initiatives.

•
On May 9, 2011, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in a wireless business in which it previously held a noncontrolling interest. In connection with this transaction, U.S. Cellular recognized a gain of $13.4 million. See Note 8—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional details.

•
U.S. Cellular, taking advantage of lower interest rates, sold $342 million of unsecured 6.95% Senior Notes due 2060 on May 16, 2011 and used the proceeds to redeem $330 million of unsecured 7.5% Senior Notes due 2034 on June 20, 2011. See Note 13—Debt in the Notes to Consolidated Financial Statements for additional details.

•
Net income attributable to U.S. Cellular shareholders increased $39 million, or 29%, to $175.0 million in 2011 compared to $136.1 million in 2010, primarily due to higher operating income. Basic earnings per share was $2.06 in 2011, which was $0.48 higher than in 2010, and Diluted earnings per share was $2.05, which was $0.48 higher than in 2010.

U.S. Cellular anticipates that future results will be affected by the following factors:

  –
  The Belief Project, which is intended to accelerate growth and have a positive impact on long-term profitability by increasing postpaid gross additions over the next several years and by contributing to incremental growth in average revenue per customer and improvement of U.S. Cellular's already low postpaid churn rate;

  –
  Continued uncertainty related to current economic conditions and their impact on customer purchasing and payment behaviors;

  –
  Relative ability to attract and retain customers, including the ability to reverse recent customer net losses, in a competitive marketplace in a cost effective manner;

  –
  Increased competition in the wireless industry, including potential reductions in pricing for products and services overall and impacts associated with the expanding presence of carriers offering low-priced, unlimited prepaid service;

  –
  Potential increases in prepaid customers, who generally generate lower ARPU, as a percentage of U.S. Cellular's customer base in response to changes in customer preferences and industry dynamics;

  –
  Increasing penetration in the wireless industry, requiring U.S. Cellular to grow revenues primarily from selling additional products and services to its existing customers, increasing the number of multi-device users among its existing customers, increasing data products and services and attracting wireless customers switching from other wireless carriers rather than by adding customers that are new to wireless service;

  –
  Continued growth in revenues from data products and services and lower growth or declines in revenues from voice services;

  –
  Rapid growth in the demand for new data devices and services which may result in increased cost of equipment sold and other operating expenses and the need for additional investment in network capacity;

  –
  Effects of industry consolidation on roaming revenues, service pricing and equipment pricing;

  –
  Costs of developing and enhancing office and customer support systems, including costs and risks associated with the completion and potential benefits of the multi-year initiatives described above;

  –
  Continued enhancements to U.S. Cellular's wireless networks;

  –
  Uncertainty related to various rulemaking proceedings underway at the Federal Communications Commission ("FCC"), including uncertainty relating to the impacts on universal service funding, intercarrier compensation and other matters of the Connect America Fund & Intercarrier Compensation Reform Order and Further Notice of Proposed Rulemaking issued by the FCC on October 27, 2011;

  –
  The FCC's adoption of mandatory roaming rules which will be of assistance in the negotiation of data roaming agreements with other wireless operators in the future; and

  –
  Exclusive arrangements between manufacturers of wireless devices and other carriers, or other economic or competitive factors, that restrict U.S. Cellular's access to devices desired by customers.

Cash Flows and Investments

U.S. Cellular believes that cash and investments on hand, expected future cash flows from operating activities and sources of external financing provide substantial liquidity and financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

In May 2011, U.S. Cellular issued $342 million of 6.95% Senior Notes due 2060. In June 2011, the net proceeds of such offering were used to redeem $330 million of U.S. Cellular's 7.5% Senior Notes due 2034, which represents the entire outstanding amount of such notes. The redemption price of the 7.5% Senior Notes was equal to 100% of the outstanding aggregate principal amount, plus accrued and unpaid interest thereon until the redemption date.

See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments.

2012 Estimates

U.S. Cellular's estimates of full-year 2012 results are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2011. Such forward-looking statements should not be assumed to be current as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2012 Estimated Results(1)	2011 Actual Results
Service revenues	$4,050 - $4,150 million	$4,053.8 million
Operating income	$200 - $300 million	$280.8 million
Depreciation, amortization and accretion expenses, and net gain or loss on asset disposals and exchanges and loss on impairment of assets(2)	Approx. $600 million	$571.7 million
Adjusted OIBDA(3)	$800 - $900 million	$852.5 million
Capital expenditures	Approx. $850 million	$783.0 million

(1)
These estimates are based on U.S. Cellular's current plans, which include a multi-year deployment of 4G LTE technology which commenced in 2011. New developments or changing conditions (such as customer net growth, customer demand for data services or possible acquisitions, dispositions or exchanges) could affect U.S. Cellular's plans and, therefore, its 2012 estimated results.

(2)
2011 Actual Results include gains on asset disposals and exchanges, net of $1.9 million. The 2012 Estimated Results include only Depreciation, amortization and accretion expenses; such estimated results do not include net gains or losses related to disposals and exchanges of assets or losses on impairments of assets (since such transactions and their effects cannot be predicted).

(3)
Adjusted OIBDA is defined as operating income excluding the effects of depreciation, amortization and accretion (OIBDA): the net gain or loss on asset disposals and exchanges (if any); and the loss on impairment of assets (if any). This measure also may be commonly referred to by management as operating cash flow. This measure should not be confused with Cash flows from operating activities, which is a component of the Consolidated Statement of Cash Flows. Adjusted OIBDA excludes the net gain or loss on asset disposals and exchanges (if any) and loss on impairment of assets (if any), in order to show operating results on a more comparable basis from period to period. U.S. Cellular does not intend to imply that any of such amounts that are excluded are non-recurring, infrequent or unusual and, accordingly, they may be incurred in the future. U.S. Cellular believes this measure provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it highlights certain key cash and non-cash items and their impacts on cash flows from operating activities.

U.S. Cellular management currently believes that the foregoing estimates represent a reasonable view of what is achievable considering actions that U.S. Cellular has taken and will be taking. However, the current general economic and competitive conditions in the markets served by U.S. Cellular have created a challenging environment that could continue to significantly impact actual results. U.S. Cellular expects to continue its focus on customer satisfaction by delivering a high quality network, attractively priced service plans, a broad line of wireless devices and other products, and outstanding customer service in its company-owned and agent retail stores and customer care centers. U.S. Cellular believes that future growth in its revenues will result primarily from selling additional products and services, including data products and services, to its existing customers, increasing the number of multi-device users among its existing customers, and attracting wireless users switching from other wireless carriers, rather than by adding users that are new to wireless service. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its introduction of new products and services, better segment its customers for new services and retention, sell additional services such as data, expand its Internet sales and customer service capabilities, improve its prepaid products and services and reduce operational expenses over the long term.

 RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,(1)	2011	2010	2009
Customers
Customers on postpaid service plans in which the end user is a customer of U.S. Cellular ("postpaid customers")	5,302,000	5,416,000	5,482,000
Customers on prepaid service plans in which the end user is a customer of U.S. Cellular ("prepaid customers")	306,000	313,000	262,000

Total retail customers	5,608,000	5,729,000	5,744,000
End user customers acquired through U.S. Cellular's agreements with third parties ("reseller customers")	283,000	343,000	397,000

Total customers	5,891,000	6,072,000	6,141,000
Total market population of consolidated operating markets(2)	46,888,000	46,546,000	46,306,000
Market penetration in consolidated operating markets(2)	12.6%	13.0%	13.3%
Total market population of consolidated operating and non-operating markets(2)	91,965,000	90,468,000	89,712,000
Market penetration in consolidated operating and non-operating markets(2)	6.4%	6.7%	6.8%
Employees
Full-time employees	7,711	8,200	8,070
Part-time employees	1,032	1,049	1,170
Total employees	8,743	9,249	9,240

Cell sites in service	7,882	7,645	7,279
Smartphone penetration(3)(4)	30.5%	16.7%	7.0%

For the Year Ended December 31,(5)	2011	2010	2009
Net retail customer additions (losses)(6)	(125,000)	(15,000)	37,000
Net customer losses(6)	(186,000)	(69,000)	(55,000)
Average monthly service revenue per customer(7)
Service revenues per Consolidated Statement of Operations (000s)	$4,053,797	$3,913,001	$3,927,128
Divided by total average customers during period (000s)	5,975	6,121	6,176
Divided by number of months in each period	12	12	12
Average monthly service revenue per customer	$56.54	$53.27	$52.99
Postpaid churn rate(8)	1.5%	1.5%	1.6%
Smartphones sold as a percent of total devices sold(3)	44.0%	24.6%	10.2%

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31.

(2)
Calculated using 2010, 2009 and 2008 Claritas population estimates for 2011, 2010 and 2009, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

The total market population and penetration measures for consolidated operating markets apply to markets in which U.S. Cellular provides wireless service to customers.

(3)
Smartphones represent wireless devices which run on an AndroidTM, BlackBerry® or Windows Mobile®, operating systems, excluding tablets.

(4)
Smartphone penetration is calculated by dividing postpaid smartphone customers by total postpaid customers.

(5)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular period are included as of the acquisition date.

(6)
"Net retail customer additions (losses)" represents the number of net customers added or lost to U.S. Cellular's retail customer base through its marketing distribution channels; this measure excludes activity related to reseller customers and customers transferred through acquisitions, divestitures or exchanges. "Net customer additions (losses)" represents the number of net customers added to (deducted from) U.S. Cellular's overall customer base through its marketing distribution channels; this measure includes activity related to reseller customers but excludes activity related to customers transferred through acquisitions, divestitures or exchanges.

(7)
Management uses these measurements to assess the amount of revenue that U.S. Cellular generates each month on a per customer basis. Average monthly revenue per customer is calculated as shown in the table above. Average customers during the period is calculated by adding the number of total customers at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(8)
Postpaid churn rate represents the percentage of the postpaid customer base that disconnects service each month. This amount represents the average postpaid churn rate for the twelve months of the respective year.

Components of Operating Income

Year Ended December 31,	2011	Increase/ (Decrease)	Percentage Change	2010	Increase/ (Decrease)	Percentage Change	2009
(Dollars in thousands)
Retail service	$3,486,522	$26,976	1%	$3,459,546	$(18,662)	(1)%	$3,478,208
Inbound roaming	348,309	95,019	38%	253,290	515	—	252,775
Other	218,966	18,801	9%	200,165	4,020	2%	196,145

Service revenues	4,053,797	140,796	4%	3,913,001	(14,127)	—	3,927,128
Equipment sales	289,549	24,869	9%	264,680	(22,072)	(8)%	286,752

Total operating revenues	4,343,346	165,665	4%	4,177,681	(36,199)	(1)%	4,213,880
System operations (excluding Depreciation, amortization and accretion reported below)	929,379	74,448	9%	854,931	52,077	6%	802,854
Cost of equipment sold	782,300	39,319	5%	742,981	(12)	—	742,993
Selling, general and administrative	1,779,203	(17,421)	(1)%	1,796,624	49,220	3%	1,747,404
Depreciation, amortization and accretion	573,557	2,602	—	570,955	6,020	1%	564,935
Loss on impairment of intangible assets	—	—	N/M	—	(14,000)	N/M	14,000
(Gain) loss on asset disposals and exchanges, net	(1,873)	(12,590)	>100%	10,717	(5,452)	(34)%	16,169

Total operating expenses	4,062,566	86,358	2%	3,976,208	87,853	2%	3,888,355

Operating income	$280,780	$79,307	39%	$201,473	$(124,052)	(38)%	$325,525

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal USF.

Retail service revenues

The increase in Retail service revenues in 2011 was primarily due to an increase in the average monthly retail service revenue per customer partially offset by a decrease in U.S. Cellular's average customer base. The decrease in 2010 was primarily due to a decrease in average customer base partially offset by an increase in average monthly retail service revenue per customer.

The average number of customers decreased to 5,975,000 in 2011 from 6,121,000 in 2010, driven by reductions in postpaid, reseller and prepaid customers. The average number of customers in 2010 decreased from 6,176,000 in 2009 driven by reductions in postpaid and reseller customers.

Average monthly retail service revenue per customer increased to $48.63 in 2011 from $47.10 in 2010, and in 2010 increased slightly from $46.93 in 2009. The average monthly retail service revenue increase in 2011 from 2010 reflect the impact of a larger portion of the customer base subscribing to rate plans that include data access and higher ARPU Belief Plans, and consequently, higher monthly service plan rates. The average monthly retail service revenue increase in both years also includes the impact of a reduction in the number of reseller customers, who typically generate lower average monthly revenues.

U.S. Cellular expects continued pressure on revenues in the foreseeable future due to industry competition for customers and related effects on pricing of service plan offerings offset to some degree by continued adoption of smartphones and data usage.

As discussed in the Overview section above, on October 1, 2010, U.S. Cellular introduced The Belief Project, which allows customers selecting Belief Plans to earn loyalty reward points. U.S. Cellular accounts for loyalty reward points under the deferred revenue method. Under this method, U.S. Cellular allocates a portion of the revenue billed to customers under the Belief Plans to the loyalty reward points. The revenue allocated to these points is initially deferred in the Consolidated Balance Sheet and is recognized in future periods when the loyalty reward points are redeemed or used. Application of the deferred revenue method of accounting related to loyalty reward points resulted in deferring net revenues of $31.8 million in 2011 and $7.1 million in 2010. These amounts are included in the Customer deposits and deferred revenues in the Consolidated Balance Sheet at December 31, 2011 and December 31, 2010.

Inbound roaming revenues

Inbound roaming revenues increased $95.0 million, or 38% in 2011 compared to 2010 as an increase in revenues from data roaming was partially offset by a decline in voice roaming revenues. In 2010, inbound roaming revenues were relatively flat compared to 2009 as an increase in data roaming revenues was mostly offset by a decrease in voice roaming revenues. Inbound roaming revenues declined significantly in 2009 as a result of Verizon's acquisition of Alltel in early 2009 and the combination of these entities' network footprints. The increase in Inbound roaming revenues in 2011 represents the positive impact of increasing data usage by the customers of U.S. Cellular's roaming partners. U.S. Cellular expects continued growth in Inbound roaming revenue but expects that the rate of growth in future years will be less than the rate experienced in 2011.

Other revenues

Other revenues increased by $18.8 million, or 9%, in 2011 compared to 2010. This increase was driven primarily by increased ETC revenues due to expanded eligibility in certain states and adjustments by the

Universal Service Administrative Company ("USAC") that reduced amounts received in prior years. In 2010, Other revenues increased by $4.0 million, or 2%, primarily due to increases in other revenues from tower and spectrum leases offset by a decrease in ETC revenues. The decrease in ETC revenues in 2010 was primarily the result of a retroactive adjustment made by USAC resulting in a reduction of revenues of $3.6 million. U.S. Cellular was eligible to receive ETC funds in sixteen states in 2011, 2010 and 2009. ETC revenues recorded in 2011, 2010 and 2009 were $160.5 million, $143.9 million and $150.7 million, respectively.

On November 18, 2011 the FCC released a Report and Order and Further Notice of Proposed Rulemaking ("Reform Order") adopting reforms of its universal service and intercarrier compensation mechanisms, and proposing further rules to advance reform. The Reform Order substantially revises the current USF high cost program and intercarrier compensation regime. The current USF program, which supports voice services, is to be phased out over time and replaced with the Connect America Fund ("CAF"), a new Mobility Fund, and a Remote Area Fund, which will collectively support broadband-capable networks. Mobile wireless carriers such as U.S. Cellular are eligible to receive funds in both the CAF and the Mobility Fund, although some areas that U.S. Cellular currently serves may be declared ineligible for support if they are already served, or are subject to certain rights of first refusal by incumbent carriers.

U.S. Cellular is contemplating participating in the Mobility Fund proceedings, and the CAF, but it is uncertain whether U.S. Cellular will obtain support through any of these mechanisms. If U.S. Cellular is successful in obtaining support, it will be required to meet certain regulatory conditions to obtain and retain the right to receive support including, for example, allowing other carriers to collocate on U.S. Cellular's towers, allowing voice and data roaming on U.S. Cellular's network, and submitting various reports and certifications to retain eligibility each year. It is possible that additional regulatory requirements will be imposed pursuant to the Commission's Further Notice of Proposed Rulemaking.

U.S. Cellular's current ETC support is scheduled to be phased down. Support for 2011 (excluding certain adjustments) will be frozen on January 1, 2012 and reduced by 20% starting in July, 2012. Support will be reduced by 20% in July of each subsequent year; however, if the Phase II Mobility Fund is not operational by July 2014, the phase down will halt at that time with a 40% reduction in support, until such time as the Phase II Mobility Fund is operational.

At this time, U.S. Cellular cannot predict the net effect of the FCC's changes to the USF high cost support program in the Reform Order or whether reductions in support will be offset with additional support from the CAF or the Mobility Fund. Accordingly, U.S. Cellular cannot predict whether such changes will have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Equipment sales revenues

Equipment sales revenues include revenues from sales of wireless devices (handsets, modems and tablets) and related accessories to both new and existing customers, as well as revenues from sales of wireless devices and accessories to agents. All equipment sales revenues are recorded net of rebates.

U.S. Cellular offers a competitive line of quality wireless devices to both new and existing customers. U.S. Cellular's customer acquisition and retention efforts include offering new wireless devices to customers at discounted prices; in addition, customers on the new Belief Plans receive loyalty reward points that may be used to purchase a new wireless device or accelerate the timing of a customer's eligibility for a wireless device upgrade at promotional pricing. U.S. Cellular also continues to sell wireless devices to agents; this practice enables U.S. Cellular to provide better control over the quality of wireless devices sold to its customers, establish roaming preferences and earn quantity discounts from wireless device manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell wireless devices to agents in the future.

The increase in 2011 equipment sales revenues was driven by a 15% increase in average revenue per wireless device sold offset by a 4% decrease in total wireless devices sold. Average revenue per wireless device sold increased due to a shift in customer preference to higher priced smartphones. The decrease in 2010 equipment sales revenues was driven by declines of 5% in total wireless devices sold and 5% in average revenue per wireless device sold. Average revenue per wireless device sold declined due to aggressive promotional pricing across all categories of wireless devices.

Operating Expenses

System operations expenses (excluding Depreciation, amortization and accretion)

System operations expenses (excluding Depreciation, amortization and accretion) include charges from telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs related to local interconnection to the wireline network, charges for cell site rent and maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers.

Key components of the overall increases in System operations expenses were as follows:

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $45.4 million, or 22%, in 2011 and $2.6 million, or 1%, in 2010. The increases were primarily due to increases from data roaming offset by a decline in voice roaming expenses.

•
Maintenance, utility and cell site expenses increased $26.4 million, or 7%, in 2011 and $25.2 million, or 8%, in 2010, driven primarily by increases in the number of cell sites within U.S. Cellular's network. The number of cell sites totaled 7,882, 7,645 and 7,279 in 2011, 2010 and 2009, respectively, as U.S. Cellular continued to expand and enhance coverage in its existing markets. The increases in expenses were also due to an increase in software maintenance costs to support rapidly growing data needs.

•
Customer usage expenses increased by $2.7 million, or 1%, in 2011, and $24.2 million, or 9%, in 2010, primarily due to an increase in data usage in both years.

U.S. Cellular expects total system operations expenses to increase on a year-over-year basis in the foreseeable future to support the continued growth in cell sites and other network facilities as it continues to add capacity, enhance quality and deploy new technologies as well as to support increases in total customer usage, particularly data usage.

Cost of equipment sold

Cost of equipment sold increased by 5% in 2011 compared to 2010 and remained relatively flat in 2010 compared to 2009. In both years, a decline in total wireless devices sold was offset by an increase in the average cost per wireless device sold due to a shift in the mix of sales to wireless devices with expanded capabilities, such as smartphones.

U.S. Cellular's loss on equipment, defined as equipment sales revenues less cost of equipment sold, was $492.8 million, $478.3 million and $456.2 million for 2011, 2010 and 2009, respectively. U.S. Cellular expects loss on equipment to continue to be a significant cost in the foreseeable future as wireless carriers continue to use device availability and pricing as a means of competitive differentiation. In addition, U.S. Cellular expects increasing sales of data centric wireless devices such as smartphones and tablets to result in higher equipment subsidies over time; these devices generally have higher purchase costs which cannot be recovered through proportionately higher selling prices to customers. Smartphones sold as a percentage of total devices sold was 44%, 25% and 10% in 2011, 2010 and 2009, respectively.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; and advertising expenses. Selling, general and administrative expenses also include bad debts expense, costs of operating customer care centers and corporate expenses.

Key components of the net changes in Selling, general and administrative expenses were as follows:

2011—

•
Selling and marketing expenses decreased by $13.7 million, or 2%, primarily due to lower advertising costs as a result of shifting advertising efforts to more cost effective methods as well as lower commissions expense reflecting fewer eligible transactions.

•
General and administrative expenses decreased by $3.7 million, reflecting a discrete adjustment to property tax expense and continued cost containment efforts. See footnotes to Consolidated Quarterly Information for additional information.

2010—

•
Selling and marketing expenses increased by $9.3 million, or 1%, primarily due to higher sales related expenses and higher advertising expenses due to an increase in media purchases, partially offset by lower commissions expense reflecting fewer eligible customer additions. In 2010, media purchases included advertising expenses related to the launch of The Belief Project.

•
General and administrative expenses increased $39 million, or 4%, due to higher costs related to investments in multi-year initiatives for business support systems as described in the Overview section; and higher USF contributions (most of the USF contribution expense is offset by revenues for amounts passed through to customers). These increases were partially offset by a reduction in bad debts expense.

U.S. Cellular expects Selling, general and administrative expenses to increase on a year-over-year basis driven primarily by increases in expenses associated with acquiring, serving and retaining customers, as well as costs related to its multi-year initiatives.

Depreciation, amortization and accretion

Depreciation, amortization and accretion expense was relatively flat in 2011 and 2010 compared to the prior year.

See "Financial Resources" and "Liquidity and Capital Resources" for a discussion of U.S. Cellular's capital expenditures.

Loss on impairment of intangible assets

There was no Loss on impairment of intangible assets in 2011 or 2010.

U.S. Cellular recognized impairment losses on licenses of $14.0 million in 2009. The impairment losses in 2009 were recognized as a result of the annual impairment assessment of licenses and goodwill performed during the fourth quarter of 2009. The assessment indicated that the fair value of certain U.S. Cellular operating licenses had declined compared to the fair values of those licenses as of December 31, 2008.

Components of Other Income (Expense)

Year Ended December 31,	2011	Increase/ (Decrease)	Percentage Change	2010	Increase/ (Decrease)	Percentage Change	2009
(Dollars in thousands)
Operating income	$280,780	$79,307	39%	$201,473	$(124,052)	(38)%	$325,525
Equity in earnings of unconsolidated entities	83,566	(13,752)	(14)%	97,318	518	1%	96,800
Interest and dividend income	3,395	(413)	(11)%	3,808	211	6%	3,597
Gain on investments	11,373	11,373	N/M	—	—	N/M	—
Interest expense	(65,614)	(4,059)	(7)%	(61,555)	16,644	21%	(78,199)
Other, net	(678)	(750)	>100%	72	(1,370)	(95)%	1,442

Total investment and other income	32,042	(7,601)	(19)%	39,643	16,003	68%	23,640

Income before income taxes	312,822	71,706	30%	241,116	(108,049)	(31)%	349,165
Income tax expense	114,078	(32,120)	(39)%	81,958	35,892	30%	117,850

Net income	198,744	39,586	25%	159,158	(72,157)	(31)%	231,315
Less: Net income attributable to noncontrolling interests, net of tax	(23,703)	(619)	(3)%	(23,084)	(1,316)	(6)%	(21,768)

Net income attributable to U.S. Cellular shareholders	$175,041	$38,967	29%	$136,074	$(73,473)	(35)%	$209,547

N/M—Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from entities accounted for by the equity method of accounting. U.S. Cellular generally follows the equity method of accounting for unconsolidated entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies.

U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $55.3 million, $64.8 million and $66.1 million to Equity in earnings of unconsolidated entities in 2011, 2010 and 2009, respectively. U.S. Cellular received cash distributions from the LA Partnership of $66.0 million in each of 2011, 2010 and 2009.

Gain on disposition of investments

On May 9, 2011, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in a wireless business in which it previously held a noncontrolling interest. In connection with this transaction, a $13.4 million gain was recorded. See Note 8—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for additional information.

Interest expense

Interest expense increased in 2011 compared to 2010 primarily due to the write-off of unamortized debt issuance costs of $8.2 million for U.S. Cellular's $330 million, 7.5% senior notes redeemed on June 20, 2011. This was partially offset by the capitalization of interest for multi-year projects and lower interest rates on outstanding debt. Interest expense decreased in 2010 compared to 2009 primarily due to the redemption of U.S. Cellular's $130.0 million, 8.75% Senior Notes in December 2009.

Income tax expense

The effective tax rates on Income before income taxes ("pre-tax income") for 2011, 2010 and 2009 were 36.5%, 34.0% and 33.8%, respectively. The following significant discrete and other items impacted income tax expense for these years:

2011—Includes a tax benefit of $9.9 million resulting from statute of limitations expirations and tax expense of $6.1 million resulting from corrections of partnership basis.

2010—Includes a tax benefit of $7.9 million resulting from favorable settlements of state income tax audits.

2009—Includes tax benefits of $7.7 million and $7.2 million resulting from a state tax law change and the release of state valuation allowances, respectively.

See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for a discussion of income tax expense and the overall effective tax rate on Income before income taxes.

INFLATION

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular's financial condition and results of operations.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. U.S. Cellular utilizes cash from its operating activities, cash proceeds from divestitures, short-term credit facilities and long-term debt financing to fund its acquisitions (including licenses), construction costs, operating expenses and Common Share repurchases. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize U.S. Cellular's cash flow activities in 2011, 2010 and 2009.

	2011	2010	2009
(Dollars in thousands)
Cash flows from (used in)
Operating activities(1)	$987,862	$834,387	$871,809
Investing activities(1)	(759,603)	(777,297)	(545,462)
Financing activities	(81,019)	(83,166)	(196,942)

Net increase in cash and cash equivalents	$147,240	$(26,076)	$129,405

(1)
In preparing its Consolidated Statement of Cash Flows for the year ended December 31, 2011, U.S. Cellular discovered certain errors related to the classification of outstanding checks with the right of offset and related to the classification of Accounts payable for Additions to property, plant and equipment as non-cash investing activities for purposes of preparing the Consolidated Statement of Cash Flows. These errors resulted in the misstatement of Cash flows from operating activities and Cash flows used in investing activities for the years ended December 31, 2010 and 2009. The amounts herein have been revised to reflect the proper amounts. See Note 2—Revision of Prior Period Amounts in the Notes to Consolidated Financial Statements for additional information.

Cash Flows from Operating Activities

The following table presents Adjusted OIBDA and is included for purposes of analyzing changes in operating activities. U.S. Cellular believes this measure provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it highlights certain key cash and non-cash items and their impacts on cash flows from operating activities.

	2011	2010	2009
(Dollars in thousands)
Operating income	$280,780	$201,473	$325,525
Non-cash items
Depreciation, amortization and accretion	573,557	570,955	564,935
Loss on impairment of intangible assets	—	—	14,000
(Gain) loss on asset disposals, net	(1,873)	10,717	16,169

Adjusted OIBDA(1)	$852,464	$783,145	$920,629

(1)
Adjusted OIBDA is defined as operating income excluding the effects of: depreciation, amortization and accretion (OIBDA); the net gain or loss on asset disposals (if any); and the loss on impairment of assets (if any). This measure may commonly be referred to by management as operating cash flow. This measure should not be confused with Cash flows from operating activities, which is a component of the Consolidated Statement of Cash Flows. Adjusted OIBDA excludes the net gain or loss on asset disposals and loss on impairment of assets (if any), in order to show operating results on a more comparable basis from period to period. U.S. Cellular does not intend to imply that any of such amounts that are excluded are non-recurring, infrequent or unusual and, accordingly, they may be incurred in the future.

Cash flows from operating activities in 2011 were $987.9 million, an increase of $153.5 million from 2010. Significant changes included the following:

•
Adjusted OIBDA, as shown in the table above, increased by $69.3 million primarily due to an increase in operating income. See discussion in the "Results of Operations" for factors that affected operating income.

•
Income tax refunds, net of $54.4 million were recorded in 2011 compared to income tax payments, net of $53.1 million in 2010 resulting in a $107.5 million year-over-year increase in cash flows. Tax refunds of $35.0 million and $21.0 million were received in March and September 2011, respectively, related to the 2010 tax year. U.S. Cellular incurred a federal net operating loss in 2011 attributed to 100% bonus depreciation applicable to qualified capital expenditures. U.S. Cellular's future federal income tax liabilities associated with the current benefits being realized from bonus depreciation are accrued as a component of Net deferred income tax liability (noncurrent) in the Consolidated Balance Sheet. U.S. Cellular expects federal income tax payments to substantially increase and remain at a higher level for several years as the amount of U.S. Cellular's federal tax depreciation deduction substantially decreases as a result of having accelerated depreciation into prior years. This expectation assumes that federal bonus depreciation provisions are not enacted in future periods. To the extent further federal bonus depreciation provisions are enacted, this expectation will change.

•
Changes in Inventory required $14.6 million in 2011 and provided $40.3 million in 2010, resulting in a $54.9 million decrease in cash flows. This change was primarily due to higher inventory levels and a change in inventory mix resulting in a higher cost per unit.

•
Changes in Accounts payable provided $29.8 million in 2011 and required $56.5 million in 2010, causing a year-over-year increase in cash flows of $86.3 million. Changes in Accounts payable were primarily driven by payment timing differences related to network equipment and device purchases.

•
Changes in Customer deposits and deferred revenues provided $34.9 million and $6.2 million in 2011 and 2010, respectively, resulting in a year-over-year increase in cash flows of $28.7 million. This change was primarily driven by deferred revenues related to the loyalty reward program.

•
Changes in Other assets and liabilities required $3.3 million and provided $77.6 million in 2011 and 2010, respectively, causing a year-over-year net decrease in cash flows of $80.8 million. In 2009, a

  $34.0 million deposit was paid to TDS for U.S. Cellular's proportionate share of a deposit TDS made to the Internal Revenue Service ("IRS") to eliminate any potential interest due to the IRS subsequent to the date of the deposit. In 2010, after closure of the IRS audit for the tax years 2002 through 2005, the IRS returned TDS' $38.0 million deposit, of which TDS returned $34.0 million to U.S. Cellular, representing U.S. Cellular's proportionate share. This $34.0 million was included in Change in other assets and liabilities in 2010 as a cash inflow. Changes in amounts due to agents and accrued rebates were the primary cause of the remaining $46.8 million year-over-year change in Other assets and liabilities.

Cash flows from operating activities in 2010 were $834.4 million, a decrease of $37.4 million from 2009. Significant changes included the following:

•
Adjusted OIBDA, as shown in the table above, decreased by $137.5 million primarily due to a decrease in operating income. See discussion in the "Results of Operations" for factors that affected operating income.

•
Changes in Inventory provided $40.3 million in 2010 and required $36.0 million in 2009, resulting in a $76.3 million year-over-year increase in cash flows. Inventory units on hand were lower in 2010 than 2009 reflecting differences in purchases and actual versus expected sales in the respective periods.

•
Changes in Accounts payable required $56.5 million in 2011 and provided $41.3 million in 2009 causing a year-over-year decrease in cash flows of $97.8 million. Changes in Accounts payable were driven primarily by payment timing differences.

•
The change in Accrued taxes during 2010 includes an outflow of approximately $25 million related to sales tax payments made during 2010 related to prior years. U.S. Cellular had accrued these sales taxes at December 31, 2009. The 2009 period does not include a similar outflow related to the retroactive payment of sales taxes.

•
Changes in Other assets and liabilities provided $77.6 million in 2010 and required $49.8 million in 2009, resulting in a $127.4 million year-over-year increase in cash flows. As described above, in 2009, a $34.0 million deposit was paid to the IRS. In 2010, the IRS returned TDS' $34.0 million deposit. This $34.0 million was included in Change in other assets and liabilities in 2010, as a cash inflow, and in 2009, as a cash outflow. This activity resulted in a year-over-year increase in cash flows of $68.0 million from 2009 to 2010. Changes in Prepaid expenses, Other current liabilities and amounts due to agents were the primary cause of the remaining $59.4 million year-over-year change in Other assets and liabilities.

Cash Flows from Investing Activities

U.S. Cellular makes substantial investments to construct and upgrade modern high-quality wireless telecommunications networks and facilities as a basis for creating long-term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in potentially revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or licenses.

The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments.

Capital expenditures (i.e. additions to property, plant and equipment and system development expenditures) totaled $782.5 million in 2011, $583.1 million in 2010 and $546.8 million in 2009. Cash used for additions to property, plant and equipment totaled $771.8 million, $569.3 million and 530.8 million in 2011, 2010 and 2009, respectively. These expenditures were made to construct new cell sites, increase capacity in existing cell sites and switches, deploy 4G LTE technology, develop new and enhance existing office systems, and construct new and remodel existing retail stores.

Cash payments for acquisitions in 2011, 2010 and 2009 were as follows:

Cash Payment for Acquisitions(1)	2011	2010	2009
(Dollars in millions)
Licenses	$4.4	$17.1	$15.8
Additional interest in operating market	19.4	—	0.2

Total	$23.8	$17.1	$16.0

(1)
Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and cash payments remitted in periods subsequent to the respective transactions.

U.S. Cellular invested $110.0 million and $250.3 million in 2011 and 2010, respectively, in U.S. treasuries and corporate notes with maturities greater than three months from the acquisition date. U.S. Cellular realized proceeds of $145.3 million and $60.3 million in 2011 and 2010 related to the maturities of its investments in U.S. treasuries, corporate notes and certificates of deposit.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect changes in short-term and long-term debt balances, distributions to noncontrolling interests, cash used to repurchase Common Shares and cash proceeds from reissuance of Common Shares pursuant to stock-based compensation plans. U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from the sale of non-strategic wireless and other investments, from time to time, have been used to reduce short-term debt.

There were no short-term borrowings or repayments during 2011, 2010 or 2009.

In May 2011, U.S. Cellular issued $342.0 million of 6.95% Senior Notes due 2060, and paid related debt issuance costs of $11.0 million. The net proceeds from the 6.95% Senior Notes were used primarily to redeem $330.0 million of U.S. Cellular's 7.5% Senior Notes in June 2011. The redemption price of the 7.5% Senior Notes was equal to 100% of the principal amount plus accrued and unpaid interest thereon to the redemption date.

In 2009, U.S. Cellular redeemed its outstanding 8.75% Senior Notes for their principal amount of $130.0 million and retired its 9% installment notes payable in the amount of $10.0 million. There were no redemptions of long-term debt in 2010.

U.S. Cellular repurchased Common Shares for $62.3 million, $52.8 million and $33.6 million in 2011, 2010 and 2009, respectively. See Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for additional information related to these transactions.

Free Cash Flow

The following table presents Free cash flow. U.S. Cellular believes that Free cash flow as reported by U.S. Cellular may be useful to investors and other users of its financial information in evaluating the amount of cash generated by business operations, after capital expenditures.

	2011	2010	2009
(Dollars in thousands)
Cash flows from operating activities	$987,862	$834,387	$871,809
Cash used for additions to property, plant and equipment	(771,798)	(569,323)	(530,769)

Free cash flow(1)	$216,064	$265,064	$341,040

(1)
Free cash flow is defined as Cash flows from operating activities less Cash used for additions to property, plant and equipment. Free cash flow is a non-GAAP financial measure.

See Cash flows from Operating Activities and Cash flows from Investing Activities for details on the changes to the components of Free cash flow.

 LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2011, U.S. Cellular had Cash and cash equivalents, Short-term investments and Long-term investments totaling $581.3 million, as discussed in more detail below. U.S. Cellular believes that existing cash and investments balances, expected cash flows from operating activities and funds available under its revolving credit facility provide substantial liquidity and financial flexibility for U.S. Cellular to meet its normal financing needs (including working capital, construction and development expenditures, and share repurchases under its approved program) for the foreseeable future. In addition, U.S. Cellular may have access to public and private capital markets to help meet its financing needs.

Consumer spending significantly impacts U.S. Cellular's operations and performance. Factors that influence levels of consumer spending include: unemployment rates, increases in fuel and other energy costs, conditions in residential real estate and mortgage markets, labor and health care costs, access to credit, consumer confidence and other macroeconomic factors. Changes in these and other economic factors could have a material adverse effect on demand for U.S. Cellular's products and services and on U.S. Cellular's financial condition and results of operations.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse effect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets or other factors could restrict U.S. Cellular's liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2011, U.S. Cellular had $424.2 million in Cash and cash equivalents, which included cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular's Cash and cash equivalents investment activities is to preserve principal. At December 31, 2011, the majority of U.S. Cellular's Cash and cash equivalents was held in money market funds that invest exclusively in U.S. Treasury securities or in repurchase agreements fully collateralized by such obligations. U.S. Cellular monitors the financial viability of the money market funds and direct investments in which it invests and believes that the credit risk associated with these investments is low.

Short-term and Long-term Investments

At December 31, 2011, U.S. Cellular had $127.0 million in Short-term investments and $30.1 million in Long-term investments. Short-term and Long-term investments consist of certificates of deposit (short-term only), U.S. treasuries and corporate notes, all of which are designated as held-to-maturity investments, and are recorded at amortized cost in the Consolidated Balance Sheet. The corporate notes are guaranteed by the Federal Deposit Insurance Corporation. For these investments, U.S. Cellular's objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 4—Fair Value Measurements in the Notes to Consolidated Financial Statements for additional details on Short-term and Long-term investments.

Revolving Credit Facility

U.S. Cellular has a revolving credit facility available for general corporate purposes.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit facility. At December 31, 2011, no U.S. Cellular debt was subordinated pursuant to this subordination agreement.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from nationally recognized credit rating agencies is lowered, and is subject to decrease if the rating is raised. The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the credit facility or obtain access to other credit facilities in the future.

As of December 31, 2011, U.S. Cellular's credit ratings from the nationally recognized credit rating agencies remained at investment grade.

The following table summarizes the terms of U.S. Cellular's revolving credit facility as of December 31, 2011:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letter of credit outstanding	$0.2
Amount borrowed	$—
Amount available for use	$299.8
Agreement date	December 2010
Maturity date	December 2015

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. There were no intercompany loans at December 31, 2011 or 2010. U.S. Cellular believes it was in compliance as of December 31, 2011 with all of the covenants and requirements set forth in its revolving credit facility.

Long-Term Financing

U.S. Cellular had the following public debt outstanding as of December 31, 2011:

	Issuance date	Maturity date	Call date(1)	Aggregate Principal Amount
(Dollars in thousands)
Unsecured Senior Notes
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000
6.95%	May 2011	May 2060	May 2016	342,000

(1)
U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points. U.S. Cellular may redeem the 6.95% Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest.

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future. U.S. Cellular believes it was in compliance as of December 31, 2011 with all covenants and other requirements set forth in its long-term debt indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

The long-term debt principal payments due for the next five years represent less than 1% of the total long-term debt obligation at December 31, 2011. Refer to Market Risk—Long-Term Debt for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's long-term debt.

U.S. Cellular, at its discretion, may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

U.S. Cellular has an effective shelf registration statement on Form S-3 that it can use to issue senior debt securities that can be used for general corporate purposes, including to finance the redemption of any of the above existing debt. The U.S. Cellular shelf registration statement permits U.S. Cellular to issue at any time and from time to time, senior debt securities in one or more offerings up to an aggregate principal amount of $500 million. The ability of U.S. Cellular to complete an offering pursuant to such shelf registration statement is subject to market conditions and other factors at the time.

Capital Expenditures

U.S. Cellular's capital expenditures for 2012 are expected to be approximately $850 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's network coverage in its service areas, including providing additional capacity to accommodate increased network usage, primarily data usage, by current customers;

•
Deploy 4G LTE technology in certain markets;

•
Enhance U.S. Cellular's retail store network;

•
Develop and enhance office systems; and

•
Develop new billing and other customer management related systems and platforms.

U.S. Cellular plans to finance its capital expenditures program for 2012 using cash flows from operating activities, existing cash balances, short-term investments and, if necessary, debt.

Acquisitions, Divestitures and Exchanges

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those wireless interests that are not strategic to its long-term success. U.S. Cellular also may be engaged from time to time in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement. See Note 8—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on significant transactions in 2011 and 2010.

Variable Interest Entities

U.S. Cellular consolidates certain entities because they are "variable interest entities" under accounting principles generally accepted in the United States of America ("GAAP"). See Note 6—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares subject to the repurchase program. For additional information related to the current repurchase authorization and repurchases made during 2011, 2010 and 2009, see Note 15—Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2011, the resources required for contractual obligations were as follows:

		Payments Due by Period
(Dollars in millions)	Total	Less Than 1 Year	2 - 3 Years	4 - 5 Years	More Than 5 Years
Long-term debt obligations(1)	$886.0	$—	$—	$—	$886.0
Interest payments on long-term debt obligations	1,966.5	60.2	120.4	120.4	1,665.5
Operating leases(2)	1,207.0	144.7	223.6	142.8	695.9
Capital leases	8.2	0.5	1.2	1.2	5.3
Purchase obligations(3)	776.6	448.6	216.6	65.4	46.0

	$4,844.3	$654.0	$561.8	$329.8	$3,298.7

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to the $9.9 million unamortized discount related to U.S. Cellular's 6.7% Senior Notes and capital leases. See Note 13—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment. See Note 14—Commitments and Contingencies in the Notes to Consolidated Financial Statements for additional information.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing and long-term marketing programs.

The table above excludes liabilities related to "unrecognized tax benefits" as defined by GAAP because U.S. Cellular is unable to predict the period of settlement of such liabilities. Such unrecognized tax benefits were $28.7 million at December 31, 2011. See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by Securities and Exchange Commission rules, that had or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with GAAP. U.S. Cellular's significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements.

Management believes the application of the following critical accounting policies and the estimates required by such application reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and related estimates and disclosures with the Audit Committee of U.S. Cellular's Board of Directors.

Goodwill and Licenses

See the Goodwill and Licenses Impairment Assessment section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for information on goodwill and licenses impairment testing policies and methods.

See Note 9—Licenses and Goodwill in the Notes to Consolidated Financial Statements for additional information related to goodwill and licenses activity in 2011 and 2010.

Goodwill

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a "reporting unit." For purposes of impairment testing of goodwill in 2011, U.S. Cellular identified five reporting units based on geographic service areas. There were no changes to U.S. Cellular's reporting units, the allocation of goodwill to those reporting units, or to U.S. Cellular's overall goodwill impairment testing methodology between November 1, 2011 and 2010.

A discounted cash flow approach was used to value each reporting unit, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value and may not be indicative of U.S. Cellular specific assumptions. The most significant assumptions made in this process were the revenue growth rate, discount rate, and projected capital expenditures. These assumptions were as follows for November 1, 2011 and 2010:

Key assumptions	November 1, 2011	November 1, 2010
Weighted-average expected revenue growth rate (next four years)	3.58%	2.18%
Weighted-average long-term and terminal revenue growth rate (after year four)	2.00%	2.00%
Discount rate	10.5%	10.5%
Average annual capital expenditures (millions)	$609	$540

The increase in the Weighted-average expected revenue growth rate (next four years) between November 1, 2011 and 2010 was due to improved forecasts for market participants.

The carrying value of each U.S. Cellular reporting unit as of November 1, 2011 was as follows:

Reporting unit	Carrying value
(Dollars in millions)
Central Region	$741
Mid-Atlantic Region	778
New England Region	248
Northwest Region	328
New York Region	153

Total	$2,248

As of November 1, 2011, the fair values of the reporting units exceeded their respective carrying values by amounts ranging from 33% to 106% of the respective carrying values. Therefore, no impairment of goodwill existed. Given that the fair values of the respective reporting units exceed their respective carrying values, provided all other assumptions remained the same, the discount rate would have to increase to a range of 13.0% to 15.7% to yield estimated fair values of reporting units that equal their respective carrying values at November 1, 2011. Further, assuming all other assumptions remained the same, the terminal growth rate assumptions would need to decrease to negative amounts, ranging from negative 24.2% to negative 5.0%, to yield estimates of fair value equal to the carrying values of the respective reporting units at November 1, 2011.

Licenses

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a "unit of accounting." For purposes of its impairment testing of licenses as of November 1, 2011, U.S. Cellular separated its FCC licenses into twelve units of accounting based on geographic service areas. Seven of these twelve units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. As of November 1, 2010, U.S. Cellular separated its FCC licenses into eighteen units of accounting based on geographic service areas. Thirteen of these eighteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. The change in units of accounting between November 1, 2011 and November 1, 2010 reflects additional network build-out.

Developed operating market licenses ("built licenses")

U.S. Cellular applies the build-out method to estimate the fair values of built licenses. The most significant assumptions applied for purposes of the November 1, 2011 and 2010 licenses impairment assessments were as follows:

Key assumptions	November 1, 2011	November 1, 2010
Build-out period	7 years	7 years
Discount rate	9.0%	9.0%
Long-term EBITDA margin	32.2%	32.1%
Long-term capital expenditure requirement (as a % of service revenue)	13.0%	12.0%
Long-term service revenue growth rate	2.0%	2.0%
Customer penetration rates	11-16%	12-17%

The discount rate used in the valuation of licenses is less than the discount rate used in the valuation of reporting units for purposes of goodwill impairment testing. That is because the discount rate used for licenses does not include a company-specific risk premium as a wireless license would not be subject to such risk.

The discount rate is the most significant assumption used in the build-out method. The discount rate is estimated based on the overall risk-free interest rate adjusted for industry participant information, such as a typical capital structure (i.e., debt-equity ratio), the after-tax cost of debt and the cost of equity. The cost of equity takes into consideration the average risk specific to individual market participants.

The results of the licenses impairment test at November 1, 2011 did not result in the recognition of a loss on impairment. Given that the fair values of the licenses exceed their respective carrying values, the discount rate would have to increase to a range of 9.1% to 9.9% to yield estimated fair values of licenses in the respective units of accounting that equal their respective carrying values at November 1, 2011.

Non-operating market licenses ("unbuilt licenses")

For purposes of performing impairment testing of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to have changed by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period. There was no impairment loss recognized related to unbuilt licenses as a result of the November 1, 2011 licenses impairment test.

Carrying Value of Licenses

The carrying value of licenses at November 1, 2011 was as follows:

Unit of accounting(1)	Carrying value
(Dollars in millions)
Developed Operating markets (5 units of accounting)
Central Region	$875
Mid-Atlantic Region	224
New England Region	101
Northwest Region	67
New York Region	—
Non-operating markets (7 units of accounting)
North Northwest (2 states)	3
South Northwest (2 states)	2
North Central (5 states)	49
South Central (5 states)	15
East Central (5 states)	44
Mid-Atlantic (8 states)	47
Mississippi Valley (13 states)	43

Total(2)	$1,470

(1)
U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless"), King Street Wireless L.P. ("King Street Wireless"), Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each limited partnership participated in and was awarded spectrum licenses in one of four separate spectrum auctions (FCC Auctions 78, 73, 66 and 58). All of the units of accounting above, except the New York Region, include licenses awarded to the limited partnerships.

(2)
Between November 1, 2011 and December 31, 2011, U.S. Cellular capitalized interest on certain licenses pursuant to current network build-out in the amount of $1.0 million.

Licenses with an aggregate carrying value of $69.5 million were in units of accounting where the fair value exceeded the carrying value by amounts less than 10% of the carrying value. Any further declines in the fair value of such licenses in future periods could result in the recognition of impairment losses on such licenses and any such impairment losses would have a negative impact on future results of operations. The impairment losses on licenses are not expected to have a future impact on liquidity. U.S. Cellular is unable to predict the amount, if any, of future impairment losses attributable to licenses. Further, historical operating results, particularly amounts related to impairment losses, are not indicative of future operating results.

Property, Plant and Equipment—Depreciation

U.S. Cellular provides for depreciation using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms.

Annually, U.S. Cellular reviews its property, plant and equipment lives to ensure that the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment are a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2011, 2010 or 2009.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes. These temporary differences result in deferred income tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred income tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred income tax assets and liabilities and any valuation allowance that is established for deferred income tax assets.

U.S. Cellular recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

See Note 5—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers. U.S. Cellular will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectible amounts.

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

Loyalty Reward Program

See the Revenue Recognition section of Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements in the Notes to Consolidated Financial Statements for a description of this program and the related accounting.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is fully deferred as U.S. Cellular does not have sufficient historical data in which to estimate any portion of loyalty reward points that will not be redeemed. Revenue is recognized at the time of customer redemption or when such points have been depleted via a maintenance charge. U.S. Cellular periodically reviews and will revise the redemption and depletion rates as appropriate based on history and related future expectations.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

U.S. Cellular is billed for all services it receives from TDS pursuant to the terms of various agreements between U.S. Cellular and TDS. These billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established prior to U.S. Cellular's initial public offering, when TDS owned more than 90% of U.S. Cellular's outstanding capital stock, and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes that the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $104.1 million, $107.5 million and $114.8 million for 2011, 2010 and 2009, respectively.

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $9.2 million in 2011, $9.8 million in 2010 and $8.6 million in 2009.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

•
A failure by U.S. Cellular to successfully execute its business strategy or allocate resources or capital could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A failure by U.S. Cellular's service offerings to meet customer expectations could limit U.S. Cellular's ability to attract and retain customers and could have an adverse effect on U.S. Cellular's operations.

•
U.S. Cellular's system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•
An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular currently receives a significant amount of roaming revenues. Further consolidation within the wireless industry and/or continued network build-outs by other wireless carriers could cause roaming revenues to decline from current levels, which would have an adverse effect on U.S. Cellular's business, financial condition and results of operations.

•
A failure by U.S. Cellular to obtain access to adequate radio spectrum to meet current or anticipated future needs and/or to accurately predict future needs for radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

•
To the extent conducted by the Federal Communications Commission ("FCC"), U.S. Cellular is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a noncontrolling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

•
Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular's financial condition, results of operations or ability to do business.

•
Changes in Universal Service Fund ("USF") funding and/or intercarrier compensation could have an adverse impact on U.S. Cellular's financial condition or results of operations.

•
An inability to attract and/or retain highly competent management, technical, sales and other personnel could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•
The completion of acquisitions by other companies has led to increased consolidation in the wireless telecommunications industry. U.S. Cellular's lower scale relative to larger wireless carriers has in the past and could in the future prevent or delay its access to new products including wireless devices, new technology and/or new content and applications which could adversely affect U.S. Cellular's ability to attract and retain customers and, as a result, could adversely affect its business, financial condition or results of operations.

•
U.S. Cellular's inability to manage its supply chain or inventory successfully could have an adverse effect on its business, financial condition or results of operations.

•
Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Advances or changes in telecommunications technology, such as Voice over Internet Protocol ("VoIP"), High-Speed Packet Access ("HSPA"), WiMAX or Long-Term Evolution ("LTE"), could render certain technologies used by U.S. Cellular obsolete, could put U.S. Cellular at a competitive disadvantage, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

•
Complexities associated with deploying new technologies, such as U.S. Cellular's ongoing upgrade to 4G LTE technology, present substantial risk.

•
U.S. Cellular is subject to numerous surcharges and fees from federal, state and local governments, and the applicability and the amount of these fees are subject to great uncertainty.

•
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its license costs, goodwill and/or physical assets.

•
Costs, integration problems or other factors associated with developing and enhancing business support systems, acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents are seriously harmed, its business, financial condition or results of operations could be adversely affected.

•
U.S. Cellular's investments in technologies which are unproven may not produce the benefits that U.S. Cellular expects.

•
A failure by U.S. Cellular to complete significant network construction and systems implementation activities as part of its plans to improve the quality, coverage, capabilities and capacity of its network and support systems could have an adverse effect on its operations.

•
Financial difficulties (including bankruptcy proceedings) or other operational difficulties of any of U.S. Cellular's key suppliers or vendors, termination or impairment of U.S. Cellular's relationships with such suppliers or vendors, or a failure by U.S. Cellular to manage its supply chain effectively could result in delays or termination of U.S. Cellular's receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
A failure by U.S. Cellular to maintain flexible and capable telecommunication networks or information technology, or a material disruption thereof, including breaches of network or information technology security, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

•
Identification of errors in financial information or disclosures could require amendments to or restatements of financial information or disclosures included in this or prior filings with the Securities and Exchange Commission ("SEC"). Such amendments or restatements and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The existence of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or failure to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities, claims, litigation or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Disruption in credit or other financial markets, a deterioration of U.S. or global economic conditions or other events could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs.

•
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's financial condition, results of operations or ability to do business.

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from wireless devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent U.S. Cellular from using necessary technology to provide services or subject U.S. Cellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
There are potential conflicts of interests between TDS and U.S. Cellular.

•
Certain matters, such as control by TDS and provisions in the U.S. Cellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•
Any of the foregoing events or other events could cause customer net additions, revenues, operating income, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2011. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

 MARKET RISK

Long-Term Debt

As of December 31, 2011, the majority of U.S. Cellular's debt was in the form of fixed-rate notes with original maturities ranging up to 49 years. Fluctuations in market interest rates can lead to significant fluctuations in the fair value of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2011:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2012	$0.1	9.7%
2013	0.2	9.7%
2014	0.2	9.7%
2015	0.2	9.7%
2016	0.3	9.7%
After 5 years	889.3	6.8%

Total	$890.3	6.8%

(1)
The total long-term debt obligation differs from Long-term debt in the Consolidated Balance Sheet due to the $9.9 million unamortized discount related to the 6.7% Senior Notes. See Note 13—Debt in the Notes to Consolidated Financial Statements for additional information.

(2)
Represents the weighted average interest rates at December 31, 2011, for debt maturing in the respective periods.

Fair Value of Long-Term Debt

At December 31, 2011 and 2010, the estimated fair value of long-term debt obligations, excluding capital lease obligations and the current portion of such long-term debt, was $899.0 million and $850.4 million, respectively. The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for the 6.95% Senior Notes at December 31, 2011 and 7.5% Senior Notes at December 31, 2010 and discounted cash flow analysis for the 6.7% Senior Notes at December 31, 2011 and 2010.

Other Market Risk Sensitive Instruments

The substantial majority of U.S. Cellular's other market risk sensitive instruments (as defined in item 305 of SEC Regulation S-K) are short-term, including Cash and cash equivalents and Short-term investments. The fair value of such instruments is less sensitive to market fluctuations than longer term instruments. Accordingly, U.S. Cellular believes that a significant change in interest rates would not have a material effect on such other market risk sensitive instruments.

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2011	2010	2009
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$4,053,797	$3,913,001	$3,927,128
Equipment sales	289,549	264,680	286,752

Total operating revenues	4,343,346	4,177,681	4,213,880

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	929,379	854,931	802,854
Cost of equipment sold	782,300	742,981	742,993
Selling, general and administrative (including charges from affiliates of $104.1 million, $107.5 million and $114.8 million in 2011, 2010 and 2009)	1,779,203	1,796,624	1,747,404
Depreciation, amortization and accretion	573,557	570,955	564,935
Loss on impairment of intangible assets	—	—	14,000
(Gain) loss on asset disposals and exchanges, net	(1,873)	10,717	16,169

Total operating expenses	4,062,566	3,976,208	3,888,355

Operating income	280,780	201,473	325,525
Investment and other income (expense)
Equity in earnings of unconsolidated entities	83,566	97,318	96,800
Interest and dividend income	3,395	3,808	3,597
Gain on investment	11,373	—	—
Interest expense	(65,614)	(61,555)	(78,199)
Other, net	(678)	72	1,442

Total investment and other income (expense)	32,042	39,643	23,640

Income before income taxes	312,822	241,116	349,165
Income tax expense	114,078	81,958	117,850

Net income	198,744	159,158	231,315
Less: Net income attributable to noncontrolling interests, net of tax	(23,703)	(23,084)	(21,768)

Net income attributable to U.S. Cellular shareholders	$175,041	$136,074	$209,547

Basic weighted average shares outstanding	84,877	86,128	86,946
Basic earnings per share attributable to U.S. Cellular shareholders	$2.06	$1.58	$2.41

Diluted weighted average shares outstanding	85,335	86,518	87,168
Diluted earnings per share attributable to U.S. Cellular shareholders	$2.05	$1.57	$2.40

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Cash flows from operating activities
Net income	$198,744	$159,158	$231,315
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	573,557	570,955	564,935
Bad debts expense	62,157	76,292	107,991
Stock-based compensation expense	20,183	18,044	16,362
Deferred income taxes, net	203,264	73,727	47,260
Equity in earnings of unconsolidated entities	(83,566)	(97,318)	(96,800)
Distributions from unconsolidated entities	91,768	100,359	91,105
Loss on impairment of intangible assets	—	—	14,000
(Gain) loss on asset disposals and exchanges, net	(1,873)	10,717	16,169
Gain on investment	(11,373)	—	—
Noncash interest expense	10,040	2,540	2,442
Other operating activities	102	(2,483)	(24)
Changes in assets and liabilities from operations
Accounts receivable	(82,175)	(75,252)	(114,646)
Inventory	(14,640)	40,277	(35,992)
Accounts payable—trade	28,410	(52,568)	36,195
Accounts payable—affiliate	1,392	(3,940)	5,119
Customer deposits and deferred revenues	34,927	6,180	(9,921)
Accrued taxes	(39,984)	(70,057)	48,218
Accrued interest	225	204	(2,121)
Other assets and liabilities	(3,296)	77,552	(49,798)

	987,862	834,387	871,809

Cash flows from investing activities
Cash used for additions to property, plant and equipment	(771,798)	(569,323)	(530,769)
Cash received from divestitures	—	—	50
Cash paid for acquisitions and licenses	(23,773)	(17,101)	(16,027)
Cash paid for investments	(110,000)	(250,250)	(450)
Cash received for investments	145,250	60,330	120
Other investing activities	718	(953)	1,614

	(759,603)	(777,297)	(545,462)

Cash flows from financing activities
Repayment of long-term debt	(330,338)	(316)	(140,236)
Issuance of long-term debt	342,000	—	—
Common shares reissued for benefit plans, net of tax payments	1,935	509	(82)
Common shares repurchased	(62,294)	(52,827)	(33,585)
Payment of debt issuance costs	(11,400)	(2,229)	(4,421)
Distributions to noncontrolling interests	(21,094)	(19,631)	(18,426)
Payments to acquire additional interest in subsidiaries	—	(8,786)	(285)
Other financing activities	172	114	93

	(81,019)	(83,166)	(196,942)

Net increase (decrease) in cash and cash equivalents	147,240	(26,076)	129,405
Cash and cash equivalents
Beginning of period	276,915	302,991	173,586

End of period	$424,155	$276,915	$302,991

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Assets

December 31,	2011	2010
(Dollars in thousands)
Current assets
Cash and cash equivalents	$424,155	$276,915
Short-term investments	127,039	146,586
Accounts receivable
Customers and agents, less allowances of $21,337 and $24,455, respectively	341,439	331,452
Roaming	36,557	37,218
Affiliated	621	226
Other, less allowances of $2,200 and $1,361, respectively	63,204	55,123
Inventory	127,056	112,279
Income taxes receivable	74,791	41,397
Prepaid expenses	55,980	53,356
Net deferred income tax asset	31,905	26,757
Other current assets	10,096	10,804

	1,292,843	1,092,113
Assets held for sale	49,647	—
Investments
Licenses	1,470,769	1,452,101
Goodwill	494,737	494,737
Customer lists, net of accumulated amortization of $96,597 and $96,153, respectively	314	759
Investments in unconsolidated entities	138,096	160,847
Notes and interest receivable—long-term	1,921	4,070
Long-term investments	30,057	46,033

	2,135,894	2,158,547
Property, plant and equipment
In service and under construction	7,008,449	6,340,537
Less: Accumulated depreciation	4,218,147	3,766,015

	2,790,302	2,574,522
Other assets and deferred charges	59,290	50,367

Total assets	$6,327,976	$5,875,549

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation

Consolidated Balance Sheet—Liabilities and Equity

December 31,	2011	2010
(Dollars and shares in thousands)
Current liabilities
Current portion of long-term debt	$127	$101
Accounts payable
Affiliated	12,183	10,791
Trade	303,779	264,090
Customer deposits and deferred revenues	181,355	146,428
Accrued taxes	34,095	39,299
Accrued compensation	69,551	65,952
Other current liabilities	121,190	121,823

	722,280	648,484
Liabilities held for sale	1,051	—
Deferred liabilities and credits
Net deferred income tax liability	799,190	583,444
Other deferred liabilities and credits	248,213	234,855
Long-term debt	880,320	867,941
Commitments and contingencies
Noncontrolling interests with redemption features	1,005	855
Equity
U.S. Cellular shareholders' equity
Series A Common and Common Shares
Authorized 190,000 shares (50,000 Series A Common and 140,000 Common Shares)
Issued 88,074 shares (33,006 Series A Common and 55,068 Common Shares)
Outstanding 84,557 shares (33,006 Series A Common and 51,551 Common Shares) and 85,547 shares (33,006 Series A Common and 52,541 Common Shares), respectively
Par Value ($1 per share) ($33,006 Series A Common and $55,068 Common Shares)	88,074	88,074
Additional paid-in capital	1,387,341	1,368,487
Treasury shares, at cost, 3,517 and 2,527 Common Shares, respectively	(152,817)	(105,616)
Retained earnings	2,297,363	2,135,507

Total U.S. Cellular shareholders' equity	3,619,961	3,486,452
Noncontrolling interests	55,956	53,518

Total equity	3,675,917	3,539,970

Total liabilities and equity	$6,327,976	$5,875,549

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2008	$88,074	$1,340,146	$(50,258)	$1,821,377	$3,199,339	$48,567	$3,247,906
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	209,547	209,547	—	209,547
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	21,630	21,630
Repurchase of Common Shares	—	—	(33,585)	—	(33,585)	—	(33,585)
Incentive and compensation plans	—	1,445	14,227	(15,172)	500	—	500
Adjust investment in subsidiaries for noncontrolling interest purchase	—	(128)	—	—	(128)	(70)	(198)
Stock-based compensation awards	—	16,362	—	—	16,362	—	16,362
Tax windfall (shortfall) from stock awards	—	(1,503)	—	—	(1,503)	—	(1,503)
Distributions to noncontrolling interests	—	—	—	—	—	(18,426)	(18,426)

Balance, December 31, 2009	$88,074	$1,356,322	$(69,616)	$2,015,752	$3,390,532	$51,701	$3,442,233

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2009	$88,074	$1,356,322	$(69,616)	$2,015,752	$3,390,532	$51,701	$3,442,233
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	136,074	136,074	—	136,074
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	22,992	22,992
Repurchase of Common Shares	—	—	(52,827)	—	(52,827)	—	(52,827)
Incentive and compensation plans	—	606	16,827	(16,319)	1,114	—	1,114
Adjust investment in subsidiaries for noncontrolling interest purchase	—	(4,268)	—	—	(4,268)	(1,544)	(5,812)
Stock-based compensation awards	—	18,044	—	—	18,044	—	18,044
Tax windfall (shortfall) from stock awards	—	(2,217)	—	—	(2,217)	—	(2,217)
Distributions to noncontrolling interests	—	—	—	—	—	(19,631)	(19,631)

Balance, December 31, 2010	$88,074	$1,368,487	$(105,616)	$2,135,507	$3,486,452	$53,518	$3,539,970

The accompanying notes are an integral part of these consolidated financial statements.

United States Cellular Corporation
Consolidated Statement of Changes in Equity

	U.S. Cellular Shareholders
(Dollars in thousands)	Series A Common and Common Shares	Additional Paid-In Capital	Treasury Shares	Retained Earnings	Total U.S. Cellular Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, December 31, 2010	$88,074	$1,368,487	$(105,616)	$2,135,507	$3,486,452	$53,518	$3,539,970
Add (Deduct)
Net income attributable to U.S. Cellular shareholders	—	—	—	175,041	175,041	—	175,041
Net income attributable to noncontrolling interests classified as equity	—	—	—	—	—	23,532	23,532
Repurchase of Common Shares	—	—	(62,294)	—	(62,294)	—	(62,294)
Incentive and compensation plans	—	57	15,093	(13,185)	1,965	—	1,965
Adjust investment in subsidiaries for noncontrolling interest purchases	—	—	—	—	—	—	—
Stock-based compensation awards	—	20,183	—	—	20,183	—	20,183
Tax windfall (shortfall) from stock awards	—	(1,386)	—	—	(1,386)	—	(1,386)
Distributions to noncontrolling interests	—	—	—	—	—	(21,094)	(21,094)

Balance, December 31, 2011	$88,074	$1,387,341	$(152,817)	$2,297,363	$3,619,961	$55,956	$3,675,917

The accompanying notes are an integral part of these consolidated financial statements.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

United States Cellular Corporation ("U.S. Cellular"), a Delaware Corporation, is an 84%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2011, U.S. Cellular served 5.9 million customers. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Unless otherwise specified, references to accounting provisions and GAAP in these notes refer to the requirements of the FASB ASC. The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and variable interest entities ("VIEs") in which U.S. Cellular is the primary beneficiary. Both VIE and primary beneficiary represent terms defined by GAAP. Prior to January 1, 2010, the primary beneficiary of a VIE was the entity that recognized a majority of a VIE's expected gains or losses, as determined based on a quantitative model. Effective January 1, 2010, new provisions under GAAP related to accounting for VIEs provide for a more qualitative assessment in determining the primary beneficiary of a VIE. The revised consolidation guidance related to VIEs effective January 1, 2010 did not change U.S. Cellular's consolidated reporting entities. The Consolidated Statement of Comprehensive Income was not included because comprehensive income for the years ended December 31, 2011, 2010 and 2009 equaled net income.

All material intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2011 financial statement presentation. These reclassifications did not affect consolidated net income attributable to U.S. Cellular shareholders, cash flows, assets, liabilities or equity for the years presented.

Business Combinations

U.S. Cellular accounts for business combinations at fair value in accordance with the acquisition method. This method requires that the acquirer recognize 100% of the acquiree's assets and liabilities at their fair values on the acquisition date for all acquisitions, whether full or partial. In addition, transaction costs related to acquisitions are expensed.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for Goodwill and indefinite-lived intangible assets, Depreciation, amortization and accretion, allowance for doubtful accounts, loyalty reward points, and income taxes.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Short-Term and Long-Term Investments

As of December 31, 2011 and 2010, U.S. Cellular had $127.0 million and $146.6 million in Short-term investments and $30.1 million and $46.0 million in Long-term investments, respectively. Short-term and Long-term investments consist of certificates of deposit (short-term only), U.S. treasuries and corporate notes, all of which are designated as held-to-maturity investments, and are recorded at amortized cost in the Consolidated Balance Sheet. The corporate notes are guaranteed by the Federal Deposit Insurance Corporation. For these investments, U.S. Cellular's objective is to earn a higher rate of return on funds that are not anticipated to be required to meet liquidity needs in the near term, while maintaining a low level of investment risk. See Note 4—Fair Value Measurements for additional details on Short-term and Long-term investments.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts owed by customers for wireless services and equipment sales, by agents for sales of equipment to them and by other wireless carriers whose customers have used U.S. Cellular's wireless systems.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during the years ended December 31, 2011, 2010 and 2009 were as follows:

(Dollars in thousands)	2011	2010	2009
Beginning balance	$25,816	$26,624	$8,372
Additions, net of recoveries	62,157	76,292	107,991
Deductions	(64,436)	(77,100)	(89,739)

Ending balance	$23,537	$25,816	$26,624

Inventory

Inventory primarily consists of wireless devices stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs or estimated net realizable value.

Fair Value Measurements

Under the provisions of GAAP, fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions also establish a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 3 inputs are unobservable.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses.

U.S. Cellular has determined that wireless licenses are indefinite-lived intangible assets and, therefore, not subject to amortization based on the following factors:

•
Radio spectrum is not a depleting asset.

•
The ability to use radio spectrum is not limited to any one technology.

•
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

•
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years or, in some cases, every fifteen years. To date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied" with FCC rules and policies. U.S. Cellular believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of wireless businesses. Such goodwill represents the excess of the total purchase price over the fair value of net assets acquired in these transactions.

Goodwill and Licenses Impairment Assessment

Goodwill and licenses must be assessed for impairment annually or more frequently if events or changes in circumstances indicate that such assets might be impaired. U.S. Cellular performs its annual impairment assessment of goodwill and licenses as of November 1 of each year.

The impairment test for goodwill is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

The impairment test for an indefinite-lived intangible asset other than goodwill consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of its impairment testing of goodwill in 2011 and 2010, U.S. Cellular identified five reporting units. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas.

A discounted cash flow approach was used to value each reporting unit for purposes of the goodwill impairment review by using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporated assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process were the discount rate, estimated expected revenue growth rate, projected capital expenditures and the terminal growth rate.

U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its 2011 impairment testing of licenses, U.S. Cellular separated its FCC licenses into twelve units of accounting based on geographic service areas. Seven of these twelve units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. For purposes of its 2010 impairment testing of licenses, U.S. Cellular separated its FCC licenses into eighteen units of accounting based on geographic service areas. Thirteen of these eighteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. The change in units of accounting between 2011 and 2010 reflects additional network build-out.

U.S. Cellular estimates the fair value of built licenses for purposes of impairment testing using the build-out method. The build-out method estimates the fair value of licenses by calculating future cash flows from a hypothetical start-up wireless company and assuming that the only assets available upon formation are the underlying licenses. To apply this method, a hypothetical build-out of the company's wireless network, infrastructure, and related costs are projected based on market participant information. Calculated cash flows, along with a terminal value, are discounted to the present and summed to determine the estimated fair value.

For units of accounting which consist of unbuilt licenses, U.S. Cellular prepares estimates of fair value by reference to prices paid in recent auctions and market transactions where available. If such information is not available, the fair value of the unbuilt licenses is assumed to change by the same percentage, and in the same direction, that the fair value of built licenses measured using the build-out method changed during the period.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of amounts invested in wireless entities in which U.S. Cellular holds a noncontrolling interest. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to (Gain) loss on asset disposals and exchanges, net.

Costs of developing new information systems are capitalized and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation of those specific assets. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2011, 2010 or 2009.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset (or asset group) with the estimated undiscounted cash flows over the remaining asset (or asset group) life. If the carrying value of the asset (or asset group) is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs could create materially different results.

Agent Liabilities

U.S. Cellular has relationships with agents, which are independent businesses that obtain customers for U.S. Cellular. At December 31, 2011 and 2010, U.S. Cellular had accrued $75.3 million and $71.3 million, respectively, for amounts due to agents. This amount is included in Other current liabilities in the Consolidated Balance Sheet.

Other Assets and Deferred Charges

Other assets and deferred charges include legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2011 and 2010, are shown net of accumulated amortization of $9.6 million and $11.9 million, respectively.

Asset Retirement Obligations

U.S. Cellular operates cell sites, retail stores and office spaces in its operating markets. A majority of these sites, stores and office spaces are leased. Most of these leases contain terms which require or may require U.S. Cellular to return the leased property to its original condition at the lease expiration date.

U.S. Cellular accounts for asset retirement obligations by recording the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. The liability is accreted to its present value over a period ending with the estimated settlement date of the respective asset retirement obligation. The carrying amount of the long-lived asset is depreciated over the useful life of the asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

Revenue Recognition

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories;

•
Amounts received from the Universal Service Fund ("USF") in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC"); and

•
Redemptions of loyalty reward points for products or services.

Revenues related to wireless services and other value added services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate.

Revenues from sales of equipment and accessories are recognized when title and risk of loss passes to the agent or end-user customer.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Multiple Deliverable Revenue Arrangements—a consensus of FASB Emerging Issues Task Force ("ASU 2009-13"). ASU 2009-13 provides for less restrictive separation criteria that must be met for a deliverable to be considered a separate unit of accounting. Additionally, under this Standard, there is a hierarchy for determining the selling price of a unit of accounting and consideration must be allocated using a relative-selling price method. U.S. Cellular was required to adopt the provisions of ASU 2009-13 on January 1, 2011, however elected to adopt the provisions as of October 1, 2010 on a retroactive basis to January 1, 2010. The adoption of ASU 2009-13 on October 1, 2010 had no impact on any previously reported financial statement amounts for 2010 interim periods.

U.S. Cellular allocates revenue to each element of these service offerings accounted for under ASU 2009-13 using the relative selling price method. Under this method, arrangement consideration, which consists of the amounts billed to the customer net of any cash-based discounts, are allocated to each element on the basis of their relative selling price, on a stand-alone basis. Such stand-alone selling price is determined in accordance with the following hierarchy:

•
U.S. Cellular-specific objective evidence of stand-alone selling price, if available; otherwise

•
Third-party evidence of selling price, if it is determinable; otherwise

•
A best estimate of stand-alone selling price.

U.S. Cellular estimates stand-alone selling prices of the elements of its service offerings as follows:

•
Wireless services—Based on the actual selling price U.S. Cellular offers when such plan is sold on a stand-alone basis, or if the plan is not sold on a stand-alone basis, U.S. Cellular's estimate of the price of such plan based on similar plans that are sold on a stand-alone basis.

•
Wireless devices—Based on the selling price of the respective wireless device when it is sold on a stand-alone basis.

•
Phone Replacement—Based on U.S. Cellular's estimate of the price of this service if it were sold on a stand-alone basis, which was calculated by estimating the cost of this program plus a reasonable margin.

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

•
Loyalty reward points—By estimating the retail price of the products and services for which points may be redeemed and dividing such amount by the number of loyalty points required to receive such products and services. This is calculated on a weighted average basis and requires U.S. Cellular to estimate the percentage of loyalty points that will be redeemed for each product or service.

U.S. Cellular follows the deferred revenue method of accounting for its loyalty reward program. Under this method, revenue allocated to loyalty reward points is fully deferred as U.S. Cellular does not have sufficient historical data in which to estimate any portion of loyalty reward points that will not be redeemed. Revenue is recognized at the time of customer redemption or when such points have been depleted via a maintenance charge. U.S. Cellular periodically reviews and will revise the redemption and depletion rates as appropriate based on history and related future expectations.

The adoption of ASU 2009-13 required U.S. Cellular to defer the recognition of revenue related to amounts billed to customers that are attributed to loyalty reward points, and therefore impacted the timing of revenue recognition related to such service offerings. As of December 31, 2011 and 2010, $38.9 million and $7.1 million of revenue are deferred, respectively, related to loyalty reward points outstanding as of these dates. These amounts are recorded in Customer deposits and deferred revenues (a current liability account) in the Consolidated Balance Sheet, as customers may redeem their reward points within the current period.

Cash-based discounts and incentives, including discounts to customers who pay their bills through the use of on-line bill payment methods, are recognized as a reduction of Operating revenues concurrently with the associated revenue, and are allocated to the various products and services in the bundled offering based on their respective relative selling price.

In order to provide better control over wireless device quality, U.S. Cellular sells wireless devices to agents. U.S. Cellular pays rebates to agents at the time an agent activates a new customer or retains an existing customer in a transaction involving a wireless device. U.S. Cellular accounts for these rebates by reducing revenues at the time of the wireless device sale to the agent rather than at the time the agent activates a new customer or retains a current customer. Similarly, U.S. Cellular offers certain wireless device sales rebates and incentives to its retail customers and records the revenue net of the corresponding rebate or incentive. The total potential rebates and incentives are reduced by U.S. Cellular's estimate of rebates that will not be redeemed by customers based on historical experience of such redemptions.

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a wireless device to the customer, are deferred and recognized over the average customer life. U.S. Cellular defers recognition of a portion of commission expenses related to these activations in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues and direct incremental costs associated with such activations within each reporting period. GAAP requires that activation fees charged with the sale of equipment and service to be allocated to the equipment and service based upon the relative selling prices of each item. This generally results in the recognition of the activation fee as additional wireless device revenue at the time of sale.

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $125.2 million, $137.6 million and $109.1 million for 2011, 2010 and 2009, respectively.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $257.8 million, $265.2 million and $256.9 million in 2011, 2010 and 2009, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $73.7 million and $39.8 million as of December 31, 2011 and 2010, respectively.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using the tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment.

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan and a Non-Employee Director compensation plan, and previously had an employee stock purchase plan before this was terminated in the fourth quarter of 2011. Also, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before this was terminated in the fourth quarter of 2011. These plans are described more fully in Note 16—Stock-based Compensation. These plans are considered compensatory plans and, therefore, recognition of compensation cost for grants made under these plans is required.

U.S. Cellular values its share-based payment transactions using a Black-Scholes valuation model. Stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with the expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the implied yield for zero-coupon U.S. government issues with a remaining term that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

Defined Contribution Plans

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $11.6 million, $11.6 million and $12.8 million in 2011, 2010 and 2009, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan") sponsored by TDS. Total costs incurred from U.S. Cellular's contributions to the 401(k) plan were $15.5 million, $15.3 million and $14.3 million in 2011, 2010 and 2009, respectively.

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail stores, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term.

Recent Accounting Pronouncements

On May 12, 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure. Although U.S. Cellular does not currently have any financial assets or liabilities that are required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP, certain assets and liabilities are disclosed at fair value (see Note 4—Fair Value Measurements). Under ASU 2011-04, for these instruments, U.S. Cellular will be required to disclose, in a tabular format, the level within the fair value hierarchy that each of these assets and liabilities are measured. U.S. Cellular is required to adopt the provisions of ASU 2011-04 effective January 1, 2012. Early adoption is prohibited. The adoption of ASU 2011-04 is not expected to have a significant impact on U.S. Cellular's financial position or results of operations.

On June 16, 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. ASU 2011-05 amends how Other Comprehensive Income ("OCI") is presented in the financial statements. Under this standard, the Statement of Operations and OCI can be presented either continuously in a Statement of Comprehensive Income or in two separate but consecutive statements. ASU 2011-05 also required entities to present reclassification adjustments by component in both the statement where net income is presented and the statement where OCI is presented. On

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

December 23, 2011, the FASB issued ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers the effective date pertaining to reclassification adjustments out of accumulated other comprehensive income in ASU 2011-05. U.S. Cellular is required to adopt the revised provisions of ASU 2011-05 effective January 1, 2012. The adoption of ASU 2011-05 is not expected to have an impact on U.S. Cellular's financial position or results of operations.

On September 15, 2011, the FASB issued ASU 2011-08, Intangibles—Goodwill and Other (Topic 350): Testing Goodwill for Impairment. ASU 2011-08 is intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a "qualitative" assessment to determine whether further impairment testing is necessary. U.S. Cellular is required to adopt the provisions of ASU 2011-08 effective January 1, 2012. Early adoption is permitted. The adoption of ASU 2011-08 is not expected to have a significant impact on U.S. Cellular's financial position or results of operations.

NOTE 2 REVISION OF PRIOR PERIOD AMOUNTS

In preparing its Consolidated Statement of Cash Flows for the year ended December 31, 2011, U.S. Cellular discovered certain errors related to the classification of outstanding checks with the right of offset, and related to the classification of Accounts payable-trade for Additions to property, plant and equipment as non-cash investing activities for purposes of preparing the Consolidated Statement of Cash Flows. These errors resulted in the misstatement of Cash and cash equivalents and Accounts payable-trade as of December 31, 2010 and each quarterly period in 2011, and the misstatement of Cash flows from operating activities and Cash flows from investing activities for the years ended December 31, 2010 and 2009 and each of the quarterly periods in 2011 and 2010. In accordance with SEC Staff Accounting Bulletin Nos. 99 and 108 ("SAB 99" and "SAB 108"), U.S. Cellular evaluated these errors and determined that they were immaterial to each of the reporting periods affected and, therefore, amendment of previously filed reports was not required. However, in order to provide consistency in the Consolidated Statement of Cash Flows and as permitted by SAB 108, revisions for these immaterial amounts to previously reported annual amounts are reflected in the financial information herein and will be reflected in future filings containing such financial information as permitted by SAB 108.

In accordance with SAB 108, the Consolidated Balance Sheet and the Consolidated Statement of Cash Flows have been revised as follows:

Consolidated Balance Sheet—December 31, 2010

(Dollars in thousands)	As previously reported(1)	Adjustment	Revised
Cash and cash equivalents	$294,426	$(17,511)	$276,915
Total current assets	1,109,624	(17,511)	1,092,113
Total assets	5,893,060	(17,511)	5,875,549
Accounts payable—trade	281,601	(17,511)	264,090
Total current liabilities	665,995	(17,511)	648,484
Total liabilities and equity	5,893,060	(17,511)	5,875,549

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 REVISION OF PRIOR PERIOD AMOUNTS (Continued)

Consolidated Statement of Cash Flows—Year Ended December 31, 2010

(Dollars in thousands)	As previously reported(1)	Adjustment	Revised
Change in Accounts payable—trade	$(14,660)	$(37,908)	$(52,568)
Change in Other assets and liabilities	79,546	(1,994)	77,552
Cash flows from operating activities	874,289	(39,902)	834,387
Cash used for additions to property, plant and equipment	(583,134)	13,811	(569,323)
Cash flows used in investing activities	(791,108)	13,811	(777,297)
Net increase (decrease) in cash and cash equivalents	15	(26,091)	(26,076)

Consolidated Statement of Cash Flows—Year Ended December 31, 2009

(Dollars in thousands)	As previously reported(1)	Adjustment	Revised
Change in Accounts payable—trade	$47,503	$(11,308)	$36,195
Change in Other assets and liabilities	(51,107)	1,309	(49,798)
Cash flows from operating activities	881,808	(9,999)	871,809
Cash used for additions to property, plant and equipment	(546,758)	15,989	(530,769)
Cash flows used in investing activities	(561,451)	15,989	(545,462)
Net increase (decrease) in cash and cash equivalents	123,415	5,990	129,405

(1)
In Current Report on Form 8-K filed on November 16, 2011.

NOTE 3 NONCONTROLLING INTERESTS

Mandatorily Redeemable Noncontrolling Interests in Finite-Lived Subsidiaries

U.S. Cellular's consolidated financial statements include certain noncontrolling interests that meet the GAAP definition of mandatorily redeemable financial instruments. These mandatorily redeemable noncontrolling interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the noncontrolling interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of these mandatorily redeemable noncontrolling interests range from 2085 to 2107.

The settlement value or estimate of cash that would be due and payable to settle these noncontrolling interests assuming an orderly liquidation of the finite-lived consolidated partnerships and LLCs on December 31, 2011, net of estimated liquidation costs, is $186.4 million. This amount excludes redemption amounts recorded in Noncontrolling interests with redemption features in the Consolidated Balance Sheet. The estimate of settlement value was based on certain factors and assumptions which are subjective in nature. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount. U.S. Cellular currently has no plans or intentions relating to the liquidation of any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the mandatorily redeemable noncontrolling interests in finite-lived consolidated partnerships and LLCs at December 31, 2011 was $72.0 million, and is included in Noncontrolling interests in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of these mandatorily redeemable noncontrolling interests is primarily due to the unrecognized appreciation of the noncontrolling interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the noncontrolling interest holders' share, nor U.S. Cellular's share, of the appreciation of the underlying net assets of these subsidiaries is reflected in the consolidated financial statements.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 FAIR VALUE MEASUREMENTS

As of December 31, 2011 and 2010, U.S. Cellular did not have any financial assets or liabilities that were required to be recorded at fair value in its Consolidated Balance Sheet in accordance with GAAP. However, U.S. Cellular has applied the provisions of fair value accounting for purposes of computing the fair value of financial instruments for disclosure purposes as displayed below.

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents(1)	$424,155	$424,155	$276,915	$276,915
Short-term investments(2)(3)
Certificates of deposit	—	—	250	250
Government-backed securities(4)	127,039	127,039	146,336	146,336
Long-term investments(2)(5)
Government-backed securities(4)	30,057	30,140	46,033	46,034
Long-term debt(6)	876,111	899,022	863,657	850,374

(1)
In preparing its Consolidated Statement of Cash Flows for the year ended December 31, 2011, U.S. Cellular discovered certain errors related to the classification of outstanding checks with the right of offset. This error resulted in the misstatement of Cash for the year ended December 31, 2010. The amounts herein have been revised to reflect the proper amounts. See Note 2—Revision of Prior Period Amounts for additional information.

(2)
Designated as held-to-maturity investments and are recorded at amortized cost in the Consolidated Balance Sheet.

(3)
Maturities are less than twelve months from the respective balance sheet dates.

(4)
Includes U.S. treasuries and corporate notes guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

(5)
Maturities range between 18 and 21 months from the balance sheet date.

(6)
Excludes capital lease obligations and current portion of Long-term debt.

The fair values of Cash and cash equivalents and Short-term investments approximate their book values due to the short-term nature of these financial instruments. The fair values of Long-term investments were estimated using quoted market prices for the individual issuances. The fair value of long-term debt, excluding capital lease obligations and the current portion of such long-term debt, was estimated using market prices for the 6.95% Senior Notes at December 31, 2011 and 7.5% Senior Notes at December 31, 2010, and discounted cash flow analysis for the 6.7% Senior Notes at December 31, 2011 and 2010.

NOTE 5 INCOME TAXES

U.S. Cellular's Income taxes receivable at December 31, 2011 and 2010 were as follows:

December 31,	2011	2010
(Dollars in thousands)
Federal income taxes receivable	$73,525	$39,656
State income taxes receivable	1,266	1,741

	$74,791	$41,397

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 INCOME TAXES (Continued)

Income tax expense is summarized as follows:

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Current
Federal	$(90,235)	$19,290	$69,942
State	1,049	(11,059)	648
Deferred
Federal	187,581	57,759	41,884
State	15,683	15,968	5,376

	$114,078	$81,958	$117,850

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2011		2010		2009
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$109.5	35.0%	$84.4	35.0%	$122.2	35.0%
State income taxes, net of federal benefit(1)	5.2	1.7	5.0	2.1	0.1	0.1
Effect of noncontrolling interests	(4.9)	(1.6)	(4.6)	(1.9)	(4.8)	(1.4)
Correction of deferred taxes(2)	5.4	1.7	—	—	—	—
Other differences, net	(1.1)	(0.3)	(2.8)	(1.2)	0.4	0.1

Effective income tax expense and rate	$114.1	36.5%	$82.0	34.0%	$117.9	33.8%

(1)
Net state income taxes include changes in the valuation allowance. These changes primarily relate to the ability to utilize state net operating losses as a result of state income tax law changes.

(2)
U.S. Cellular recorded an immaterial adjustment to correct deferred tax balances related to a difference in the tax basis of certain partnership investments for errors occurring prior to 2009.

U.S. Cellular's current Net deferred income tax asset totaled $31.9 million and $26.8 million at December 31, 2011 and 2010, respectively, and primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 INCOME TAXES (Continued)

U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2011 and 2010 and the temporary differences that gave rise to them were as follows:

December 31,	2011	2010
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss ("NOL") carryforwards	$48,565	$33,724
Stock-based compensation	19,079	17,204
Other	36,195	38,998

	103,839	89,926
Less valuation allowance	(29,262)	(28,252)

Total noncurrent deferred tax assets	74,577	61,674
Noncurrent deferred tax liabilities
Property, plant and equipment	482,433	323,334
Licenses/intangibles	267,344	246,599
Partnership investments	120,941	71,566
Other	3,049	3,619

Total noncurrent deferred tax liabilities	873,767	645,118

Net noncurrent deferred income tax liability	$799,190	$583,444

At December 31, 2011, U.S. Cellular and certain subsidiaries had $890.4 million of state NOL carryforwards (generating a $41.1 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2012 and 2031. Certain subsidiaries had federal NOL carryforwards (generating a $7.5 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2012 and 2031. A valuation allowance was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2011	2010	2009
(Dollars in thousands)
Unrecognized tax benefits balance at January 1,	$32,547	$34,442	$27,786
Additions for tax positions of current year	4,487	5,119	4,966
Additions for tax positions of prior years	332	550	3,114
Reductions for tax positions of prior years	(1,104)	(1,560)	(1,399)
Reductions for settlements of tax positions	(244)	(5,938)	—
Reductions for lapses in statutes of limitations	(7,273)	(66)	(25)

Unrecognized tax benefits balance at December 31,	$28,745	$32,547	$34,442

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet. If these benefits were recognized, they would have reduced income tax expense in 2011, 2010 and 2009 by $18.7 million, $21.1 million and $18.9 million, respectively, net of the federal benefit from state income taxes.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 5 INCOME TAXES (Continued)

As of December 31, 2011, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could decrease by approximately $9.7 million in the next twelve months. The nature of the uncertainty primarily relates to state income tax positions and their resolution or the expiration of statutes of limitation.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in Income tax expense. The amounts charged to Income tax expense related to interest and penalties resulted in a benefit in 2011 of $2.6 million, and expense in 2010 and 2009 of $3.0 million and $2.1 million, respectively. Net accrued interest and penalties were $15.6 million and $19.3 million at December 31, 2011 and 2010, respectively.

A summary of U.S. Cellular's deferred tax asset valuation allowance is as follows:

	2011(1)	2010	2009
(Dollars in thousands)
Balance at January 1	$29,891	$19,234	$23,565
Charged to costs and expenses	(1,450)	(832)	(10,348)
Charged to other accounts	1,820	11,489	6,017

Balance at December 31,	$30,261	$29,891	$19,234

(1)
As of December 31, 2011, the valuation allowance reduced current deferred tax assets by $1.0 million and noncurrent deferred tax assets by $29.3 million.

U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. The TDS consolidated group remains subject to federal income tax audits for the tax years after 2007. With only a few exceptions, TDS is no longer subject to state income tax audits for years prior to 2007.

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs)

From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless"), King Street Wireless L.P. ("King Street Wireless"), Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each limited partnership participated in and was awarded spectrum licenses in one of four separate spectrum auctions (FCC Auctions 78, 73, 66 and 58). Each limited partnership qualified as a "designated entity" and thereby was eligible for bidding credits with respect to licenses purchased in accordance with the rules defined by the FCC for each auction. In most cases, the bidding credits resulted in a 25% discount from the gross winning bid.

Consolidated VIEs

As of December 31, 2011, U.S. Cellular consolidates the following VIEs under GAAP:

•
Aquinas Wireless;

•
King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless;

•
Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless; and

•
Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless.

U.S. Cellular holds a variable interest in the entities listed above. It has made capital contributions and/or advances to these entities. The power to direct the activities of the VIEs that most significantly impact

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

their economic performance is shared. Specifically, the general partner of each of these VIEs has the exclusive right to manage, operate and control the limited partnerships and make all decisions to carry on the business of the partnerships; however, the general partner of each partnership needs consent of the limited partner, a U.S. Cellular subsidiary, to sell or lease certain licenses, to make certain large expenditures, admit other partners or liquidate the limited partnerships. Although the power to direct the activities of the VIEs is shared, U.S. Cellular has a disproportionate level of exposure to the variability associated with the economic performance of the VIEs, indicating that U.S. Cellular is the primary beneficiary of the VIEs in accordance with GAAP. Accordingly, these VIEs are consolidated. U.S. Cellular's capital contributions and advances made to these VIEs totaled $15.8 million and $1.2 million in the years ended December 31, 2011 and 2010, respectively.

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet.

December 31,	2011	2010
(Dollars in thousands)
Assets
Cash	$12,086	$1,673
Other current assets	47	323
Licenses	483,059	487,962
Property, plant and equipment	9,450	1,548
Other assets and deferred charges	153	—

Total assets	$504,795	$491,506

Liabilities
Current liabilities	$957	$95

Total liabilities	$957	$95

Other Related Matters

U.S. Cellular may agree to make additional capital contributions and/or advances to the VIEs discussed above and/or to their general partners to provide additional funding for the development of licenses granted in the various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The limited partnership agreements also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnership. The general partner's put options related to its interests in Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless will become exercisable in 2013, 2017, 2019 and 2020, respectively. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with requirements under GAAP, U.S. Cellular is required to calculate a theoretical redemption value for all of the put options assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 VARIABLE INTEREST ENTITIES (VIEs) (Continued)

permitted. Pursuant to GAAP, this theoretical redemption value, net of amounts payable to U.S. Cellular for loans (and accrued interest thereon) made by U.S. Cellular to the general partners, was $1.0 million and $0.9 million at December 31, 2011 and 2010, respectively, and is recorded as Noncontrolling interests with redemption features in U.S. Cellular's Consolidated Balance Sheet. Also in accordance with GAAP, changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Net income attributable to noncontrolling interests, net of tax, in U.S. Cellular's Consolidated Statements of Operations.

These VIEs are in the process of developing long-term business plans. These entities were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K.

NOTE 7 EARNINGS PER SHARE

Basic earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share attributable to U.S. Cellular shareholders is computed by dividing Net income attributable to U.S. Cellular shareholders by the weighted average number of common shares outstanding during the period adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities primarily include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing Earnings per Common and Series A Common Share and the effects of potentially dilutive securities on the weighted average number of Common and Series A Common Shares are as follows:

Year ended December 31,	2011	2010	2009
(Dollars and shares in thousands, except earnings per share)
Net income attributable to U.S. Cellular shareholders	$175,041	$136,074	$209,547

Weighted average number of shares used in basic earnings per share	84,877	86,128	86,946
Effect of dilutive securities:
Stock options	114	89	21
Restricted stock units	344	301	201

Weighted average number of shares used in diluted earnings per share	85,335	86,518	87,168

Basic earnings per share attributable to U.S. Cellular shareholders	$2.06	$1.58	$2.41

Diluted earnings per share attributable to U.S. Cellular shareholders	$2.05	$1.57	$2.40

Certain Common Shares issuable upon the exercise of stock options or vesting of restricted stock units were not included in average diluted shares outstanding for the calculation of Diluted earnings per share because their effects were antidilutive. The number of such Common Shares excluded is shown in the table below.

	2011	2010	2009
(Shares in thousands)
Stock options	1,399	1,771	2,045
Restricted stock units	215	224	193

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on capital. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

On May 9, 2011, U.S. Cellular paid $24.6 million in cash to purchase the remaining ownership interest in a wireless business in which it previously held a 49% noncontrolling interest, pursuant to certain required terms of the partnership agreement. Prior to this acquisition, the partnership had been accounted for under the equity method of accounting. In connection with the acquisition, a $13.4 million gain was recorded to adjust the carrying value of this 49% investment to its fair value of $25.7 million based on an income approach valuation method. The gain was recorded in Gain on investment in the Consolidated Statement of Operations. On November 11, 2011, U.S. Cellular entered into an agreement to sell substantially all of the assets of this wireless business for $50.0 million in cash net of working capital adjustments. The closing of this agreement is pending FCC approval which is expected to occur in the first half of 2012. As a result, $49.6 million of assets and $1.1 million of liabilities have been classified in the Consolidated Balance Sheet as "held for sale". Included in Assets held for sale are $4.2 million of Current assets, $36.5 million of Investments (primarily licenses) and $8.9 million of Property, plant and equipment. Liabilities held for sale primarily includes Current liabilities. For the period since acquisition, this business generated revenues of $20.7 million and operating income of $14.8 million.

On September 30, 2011, U.S. Cellular completed an exchange whereby U.S. Cellular received eighteen 700 MHz spectrum licenses covering portions of Idaho, Illinois, Indiana, Kansas, Nebraska, Oregon and Washington in exchange for two PCS spectrum licenses covering portions of Illinois and Indiana. The exchange of licenses will provide U.S. Cellular with additional spectrum to meet anticipated future capacity and coverage requirements in several of its markets. No cash, customers, network assets, other assets or liabilities were included in the exchange. As a result of this transaction, U.S. Cellular recognized a gain of $11.8 million, representing the difference between the fair value of the licenses received, calculated using a market approach valuation method, and the carrying value of the licenses surrendered. This gain was recorded in (Gain) loss on asset disposals and exchanges, net in the Consolidated Statement of Operations for the year ended December 31, 2011. The Indiana PCS spectrum included in the exchange was originally awarded to Carroll Wireless in FCC Auction 58 and was purchased by U.S. Cellular prior to the exchange. Carroll Wireless is a variable interest entity which U.S. Cellular consolidates; see Note 6—Variable Interest Entities for additional information.

Acquisitions and exchanges did not have a material impact on U.S. Cellular's consolidated financial statements for the periods presented and pro forma results, assuming acquisitions and exchanges had occurred at the beginning of each period presented, would not be materially different from the results reported.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 8 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

U.S. Cellular acquisitions in 2011 and 2010 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase price(1)	Goodwill	Licenses	Intangible assets subject to amortization(2)	Net tangible assets (liabilities)
2011
Licenses	$4,406	$—	$4,406	$—	$—
Business(3)(4)	24,572	—	15,592	2,252	6,728

Total	$28,978	$—	$19,998	$2,252	$6,728

2010
Licenses	$17,101	$—	$17,101	$—	$—

Total	$17,101	$—	$17,101	$—	$—

(1)
Cash amounts paid for the acquisitions may differ from the purchase price due to cash acquired in the transactions and the timing of cash payments related to the respective transactions.

(2)
Intangible assets subject to amortization acquired in 2011 are classified as Assets held for sale and as a result are not amortized.

(3)
Includes only the acquired interest and does not include amounts attributable to U.S. Cellular's pre-existing noncontrolling interest described above in this Note 8.

(4)
Licenses, Intangible assets subject to amortization and a portion of Net tangible assets (liabilities) are included in amounts reported as Assets held for sale in the Consolidated Balance Sheet.

NOTE 9 LICENSES AND GOODWILL

Changes in U.S. Cellular's licenses and goodwill are presented below. See Note 8—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected licenses and goodwill during the periods.

Licenses

Year Ended December 31,	2011	2010
(Dollars in thousands)
Balance, beginning of year	$1,452,101	$1,435,000
Acquisitions	4,406	17,101
Exchanges	11,842	—
Other	2,420	—

Balance, end of year	$1,470,769	$1,452,101

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 9 LICENSES AND GOODWILL (Continued)

Goodwill

Year Ended December 31,	2011	2010
(Dollars in thousands)
Assigned value at time of acquisition	$494,737	$494,737
Accumulated impairment losses in prior periods	—	—

Balance, beginning of year	494,737	494,737
Acquisitions	—	—

Balance, end of year	$494,737	$494,737

See Note 1—Summary of Significant Accounting Policies and Recent Accounting Pronouncements for a description of accounting policies related to licenses and goodwill.

Impairment Assessments

U.S. Cellular performs its annual impairment assessment of its licenses and goodwill in the fourth quarter of each year. No impairment of goodwill or licenses resulted from the assessments performed in 2011 or 2010. In 2009, the assessment resulted in no impairment of goodwill and an impairment loss of $14.0 million on licenses. The entire impairment loss related to licenses in developed operating markets (built licenses).

NOTE 10 INVESTMENTS IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities which are accounted for using either the equity or cost method as shown in the following table:

December 31,	2011	2010
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$13,787	$22,885
Cumulative share of income	928,019	857,533
Cumulative share of distributions	(805,321)	(721,182)

	136,485	159,236
Cost method investments	1,611	1,611

Total investments in unconsolidated entities	$138,096	$160,847

Equity in earnings of unconsolidated entities totaled $83.6 million, $97.3 million and $96.8 million in 2011, 2010 and 2009, respectively; of those amounts, U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $55.3 million, $64.8 million and $64.7 million in 2011, 2010 and 2009, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 10 INVESTMENTS IN UNCONSOLIDATED ENTITIES (Continued)

The following tables, which are based on information provided in part by third parties, summarize the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular's equity method investments:

December 31,	2011	2010
(Dollars in thousands)
Assets
Current	$404,751	$392,042
Due from affiliates	199,167	396,201
Property and other	1,935,125	1,962,128

	$2,539,043	$2,750,371

Liabilities and Equity
Current liabilities	$300,780	$277,035
Deferred credits	79,787	69,750
Long-term liabilities	22,943	24,558
Long-term capital lease obligations	234	43,657
Partners' capital and shareholders' equity	2,135,299	2,335,371

	$2,539,043	$2,750,371

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Results of Operations
Revenues	$5,519,024	$4,950,306	$4,793,269
Operating expenses	4,282,277	3,549,098	3,418,116

Operating income	1,236,747	1,401,208	1,375,153
Other income, net	4,976	37,701	42,898

Net income	$1,241,723	$1,438,909	$1,418,051

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation and amortization, as of December 31, 2011 and 2010 were as follows:

December 31,	Useful Lives (Years)	2011	2010
(Dollars in thousands)
Land	N/A	$30,807	$26,791
Buildings	20	330,925	317,474
Leasehold and land improvements	1-30	1,129,818	1,048,278
Cell site equipment	6-25	2,874,397	2,676,878
Switching equipment	1-8	1,113,780	991,934
Office furniture and equipment	3-5	570,776	520,756
Other operating assets and equipment	5-25	127,253	120,586
System development	3-7	545,193	471,334
Work in process	N/A	285,500	166,506

		7,008,449	6,340,537
Accumulated depreciation and amortization		(4,218,147)	(3,766,015)

		$2,790,302	$2,574,522

Depreciation and amortization expense totaled $565.1 million, $559.0 million and $551.7 million in 2011, 2010 and 2009, respectively.

In 2011, 2010 and 2009, (Gain) loss on asset disposals and exchanges, net included charges of $9.9 million, $10.7 million and $16.2 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service.

NOTE 12 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations in its operating markets. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

During 2011 and 2010, U.S. Cellular performed a review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as "Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2011 and 2010 were as follows:

(Dollars in thousands)	2011	2010
Balance, beginning of period	$128,709	$118,742
Additional liabilities accrued	2,105	4,757
Revisions in estimated cash outflows	5,888	(1,382)
Disposition of assets	(1,323)	(2,086)
Accretion expense	8,023	8,678

Balance, end of period	$143,402	$128,709

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT

Revolving Credit Facility

At December 31, 2011, U.S. Cellular had a revolving credit facility available for general corporate purposes. Amounts under the revolving credit facility may be borrowed, repaid and reborrowed from time to time from and after December 17, 2010 until maturity in December 2015. U.S. Cellular did not borrow under its current or previous revolving credit facilities in 2011, 2010 or 2009 except for letters of credit.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit ratings from Standard & Poor's Rating Services, Moody's Investors Service or Fitch Ratings is lowered, and is subject to decrease if the ratings are raised. The credit facility would not cease to be available nor would the maturity date accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the credit facilities or obtain access to other credit facilities in the future.

The maturity date of any borrowings under the U.S. Cellular revolving credit facility would accelerate in the event of a change in control.

The following table summarizes the terms of the revolving credit facility as of December 31, 2011:

(Dollars in millions)
Maximum borrowing capacity	$300.0
Letters of credit outstanding	$0.2
Amount borrowed	$—
Amount available for use	$299.8
Fees on borrowing capacity, rate	0.41%
Borrowing rate: One-month London Interbank Offered Rate ("LIBOR") plus contractual spread (1)	0.50%
LIBOR	0.30%
Contractual spread	0.20%
Range of commitment fees (2)
Low	0.20%
High	0.45%
Fees recognized
2011	$1.2
2010	$3.8
2009	$5.9
Agreement date	December 2010
Maturity date	December 2015

(1)
Borrowings under the revolving credit facility bear interest at LIBOR plus a contractual spread based on U.S. Cellular's credit rating or, at U.S. Cellular's option, an alternate "Base Rate" as defined in the revolving credit agreement. U.S. Cellular may select a borrowing period of either one, two, three or six months (or other period of twelve months or less if requested by U.S. Cellular and approved by the lenders). If U.S. Cellular provides notice of intent to borrow less than three business days in advance of a borrowing, interest on borrowing is at the Base Rate plus the contractual spread.

(2)
The revolving credit facility has commitment fees based on the unsecured senior debt ratings assigned to U.S. Cellular by certain ratings agencies.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT (Continued)

certain matters at the time of each borrowing. U.S. Cellular believes it was in compliance as of December 31, 2011 with all covenants and other requirements set forth in the revolving credit facility.

In connection with U.S. Cellular's revolving credit facility, TDS and U.S. Cellular entered into a subordination agreement dated December 17, 2010 together with the administrative agent for the lenders under U.S. Cellular's revolving credit agreement. Pursuant to this subordination agreement, (a) any consolidated funded indebtedness from U.S. Cellular to TDS will be unsecured and (b) any (i) consolidated funded indebtedness from U.S. Cellular to TDS (other than "refinancing indebtedness" as defined in the subordination agreement) in excess of $105,000,000, and (ii) refinancing indebtedness in excess of $250,000,000, will be subordinated and made junior in right of payment to the prior payment in full of obligations to the lenders under U.S. Cellular's revolving credit agreement. As of December 31, 2011, U.S. Cellular had no outstanding consolidated funded indebtedness or refinancing indebtedness that was subordinated to the revolving credit agreement pursuant to the subordination agreement.

At December 31, 2011, U.S. Cellular has recorded $3.8 million of issuance costs related to the revolving credit facility which is included in Other assets and deferred charges in the Consolidated Balance Sheet.

Long-Term Debt

Long-term debt at December 31, 2011 and 2010 was as follows:

December 31,	Issuance date	Maturity date	Call date (1)	2011	2010
(Dollars in thousands)
Unsecured Senior Notes (2)
6.7%	December 2003 and June 2004	December 2033	December 2003	$544,000	$544,000
Less: 6.7% Unamortized discount				(9,889)	(10,343)

				534,111	533,657
6.95% (3)	May 2011	May 2060	May 2016	342,000	—
7.5% (4)	June 2004	June 2034	June 2009	—	330,000
Obligation on capital leases				4,336	4,385

Total long-term debt				880,447	868,042
Less: Current portion of long-term debt				127	101

Total long-term debt, excluding current portion				$880,320	$867,941

(1)
U.S. Cellular may redeem the 6.95% Senior Notes, in whole or in part at any time after the call date, at a redemption price equal to 100% of the principal amount redeemed plus accrued and unpaid interest. U.S. Cellular may redeem the 6.7% Senior Notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued and unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

(2)
Interest on the 6.7% Senior Notes is payable semi-annually, and on the 6.95% Senior Notes is payable quarterly.

(3)
Capitalized debt issuance costs totaled $11.0 million and are being amortized over the life of the notes. Such issuance costs are included in Other assets and deferred charges.

(4)
On June 20, 2011, U.S. Cellular used substantially all of the net proceeds from the issuance of the 6.95% Senior Notes to redeem $330 million (the entire outstanding amount) of its unsecured 7.5% Senior Notes at a redemption price equal to 100% of the principal amount plus accrued and unpaid interest to the redemption date. This redemption required U.S. Cellular to write-off to interest expense $8.2 million of previously capitalized debt issuance costs related to the 7.5% Senior Notes in 2011.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 13 DEBT (Continued)

U.S. Cellular does not have any annual requirements for principal payments on long-term debt over the next five years (excluding capital lease obligations).

The covenants associated with U.S. Cellular's long-term debt obligations, among other things, restrict U.S. Cellular's ability, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

NOTE 14 COMMITMENTS AND CONTINGENCIES

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail store sites, cell sites and equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.1 million and $4.2 million, respectively, as of December 31, 2011, and $0.1 million and $4.3 million, respectively, as of December 31, 2010. The short- and long-term portions of capital lease obligations are included in Current portion of long-term debt and Long-term debt in the Consolidated Balance Sheet.

As of December 31, 2011, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

(Dollars in thousands)	Operating Leases Future Minimum Rental Payments	Operating Leases Future Minimum Rental Receipts	Capital Leases Future Minimum Rental Payments
2012	$144,738	$37,699	$548
2013	124,623	31,165	564
2014	98,932	25,286	573
2015	80,187	16,497	582
2016	62,601	6,710	594
Thereafter	695,895	925	5,305

Total	$1,206,976	$118,282	8,166

Less: Interest expense			(3,830)

Present value of minimum lease payments			4,336
Less: Current portion of obligations under capital leases			(127)

Long-term portion of obligations under capital leases			$4,209

Rent expense totaled $171.6 million, $163.1 million and $155.7 million in 2011, 2010 and 2009, respectively.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 14 COMMITMENTS AND CONTINGENCIES (Continued)

Rent revenue totaled $39.2 million, $35.4 million and $31.8 million in 2011, 2010 and 2009, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. The terms of the indemnifications vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

Legal Proceedings

U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

U.S. Cellular has accrued $1.7 million and $1.5 million with respect to legal proceedings and unasserted claims as of December 31, 2011 and 2010, respectively. U.S. Cellular has not accrued any amount for legal proceedings if it cannot estimate the amount of the possible loss or range of loss. U.S. Cellular does not believe that the amount of any contingent loss in excess of the amounts accrued would be material.

NOTE 15 COMMON SHAREHOLDERS' EQUITY

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, a TDS Special Common Share fund, or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2011, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 15 COMMON SHAREHOLDERS' EQUITY

Common Share Repurchase Program

On November 17, 2009, the Board of Directors of U.S. Cellular authorized the repurchase of up to 1,300,000 Common Shares on an annual basis beginning in 2009 and continuing each year thereafter, on a cumulative basis. These purchases will be made pursuant to open market purchases, block purchases, private purchases, or otherwise, depending on market prices and other conditions. This authorization does not have an expiration date.

Share repurchases made under this authorization and prior authorizations, were as follows:

Year Ended December 31,	Number of Shares	Average Cost Per Share	Amount
(Dollars and share amounts in thousands)
2011
U.S. Cellular Common Shares	1,276	$48.82	$62,294
2010
U.S. Cellular Common Shares	1,235	$42.76	$52,827
2009
U.S. Cellular Common Shares	887	$37.86	$33,585

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 286,211, 241,954 and 147,414 Treasury Shares in 2011, 2010 and 2009, respectively.

NOTE 16 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan and a Non-Employee Director compensation plan, and had an employee stock purchase plan that was terminated in the fourth quarter of 2011. Also, U.S. Cellular employees were eligible to participate in the TDS employee stock purchase plan before this was terminated in the fourth quarter of 2011.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2011, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

At December 31, 2011, U.S. Cellular had reserved 5,836,000 Common Shares for equity awards granted and to be granted under the 2005 Long-Term Incentive Plan. No Common Shares were reserved for issuance to employees under any employee stock purchase plan since this plan was terminated in the fourth quarter of 2011. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2011, was 5,836,000.

U.S. Cellular also has established a Non-employee Director compensation plan under which it has reserved 32,000 Common Shares for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

U.S. Cellular uses treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over a period of three years from the date of grant. Stock options outstanding at December 31, 2011 expire between 2012 and 2021. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of options equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular estimated the fair value of stock options granted during 2011, 2010, and 2009 using the Black-Scholes valuation model and the assumptions shown in the table below.

	2011	2010	2009
Expected life	4.3 years	0.9 - 8.0 years	3.9 years
Expected volatility	43.4% - 44.8%	26.9% - 43.9%	40.3% - 44.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	0.7% - 2.0%	0.4% - 3.1%	1.2% - 2.2%
Estimated annual forfeiture rate	0.0% - 7.8%	0.0% - 8.4%	6.9%

The fair value of options is recognized as compensation cost using an accelerated attribution method over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2011, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2008	1,626,000	$57.15
(624,000 exercisable)		51.56
Granted	748,000	34.21	$11.75
Exercised	(181,000)	34.01		$821,000
Forfeited	(130,000)	47.98
Expired	(34,000)	56.84

Outstanding at December 31, 2009	2,029,000	$51.37
(1,046,000 exercisable)		54.40
Granted	831,000	41.98	$13.75
Exercised	(317,000)	38.60		$1,555,000
Forfeited	(88,000)	44.28
Expired	(193,000)	61.50

Outstanding at December 31, 2010	2,262,000	$49.12
(1,151,000 exercisable)		$54.64
Granted	595,000	51.70	$19.42
Exercised	(173,000)	37.50		$2,099,000
Forfeited	(72,000)	45.97
Expired	(175,000)	57.05

Outstanding at December 31, 2011	2,437,000	50.10		$4,423,000	6.9
(1,321,000 exercisable)		53.68		$2,361,000	5.5

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2011.

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2011 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2010	752,000	$42.69
Granted	346,000	49.35
Vested	(189,000)	55.93
Forfeited	(64,000)	42.48

Nonvested at December 31, 2011	845,000	$42.48

The total fair value of restricted stock units that vested during 2011, 2010 and 2009 was $9.5 million, $4.7 million and $4.2 million, respectively, as of the respective vesting dates. The weighted average grant date fair value of restricted stock units granted in 2011, 2010 and 2009 was $49.35, $42.21 and $33.00, respectively.

Long-Term Incentive Plan—Deferred Compensation Stock Units —Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units.

The total fair value of deferred compensation stock units that vested during 2011 was less than $0.1 million, the fair values of units vested during 2010 and 2009 was $0.4 million and $0.1 million, respectively. The weighted average grant date fair value of deferred compensation stock units granted in 2011, 2010 and 2009 was $48.72, $40.76 and $33.58, respectively. As of December 31, 2011, there were 3,000 vested but unissued deferred compensation stock units valued at $0.1 million.

Employee Stock Purchase Plan—The U.S. Cellular 2009 Employee Stock Purchase Plan became effective January 1, 2009. All remaining shares reserved under this plan were issued and the plan was terminated in the fourth quarter of 2011, in advance of its original termination date of December 31, 2013. Under this plan, eligible employees of U.S. Cellular and its subsidiaries could purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. U.S. Cellular employees were also eligible to participate in the TDS Employee Stock Purchase Plan before this was terminated in the fourth quarter of 2011.

Under these plans, the per share cost to participants was 85% of the market value of the U.S. Cellular Common Shares or TDS Special Common Shares as of the issuance date. The employee stock purchase plans were considered compensatory plans; therefore, recognition of compensation cost for

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 STOCK-BASED COMPENSATION (Continued)

stock issued under these plans was required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the market value of the shares on the date of issuance.

Compensation of Non-Employee Directors—U.S. Cellular issued 6,600, 9,000 and 5,200 Common Shares in 2011, 2010 and 2009, respectively, under its Non-Employee Director compensation plan.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2011, 2010 and 2009:

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Stock option awards	$9,549	$7,179	$7,024
Restricted stock unit awards	10,037	10,056	8,640
Deferred compensation matching stock unit awards	12	165	151
Awards under employee stock purchase plan	255	314	241
Awards under Non-Employee Director compensation plan	330	330	306

Total stock-based compensation, before income taxes	20,183	18,044	16,362
Income tax benefit	(7,581)	(6,812)	(6,154)

Total stock-based compensation expense, net of income taxes	$12,602	$11,232	$10,208

The following table provides a summary of the stock-based compensation expense included in the Consolidated Statement of Operations for the years ended:

December 31,	2011	2010	2009
(Dollars in thousands)
Selling, general and administrative expense	$17,538	$16,009	$14,512
System operations	2,645	2,035	1,850

Total stock-based compensation expense	$20,183	$18,044	$16,362

At December 31, 2011, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $24.1 million and is expected to be recognized over a weighted average period of 2.0 years.

U.S. Cellular's tax benefits realized from the exercise of stock options and other awards totaled $4.6 million in 2011.

NOTE 17 SUPPLEMENTAL CASH FLOW DISCLOSURES

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid.

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Interest paid	$60,604	$59,049	$77,877
Income taxes paid (refunded)	$(54,469)	$53,050	$36,863

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 SUPPLEMENTAL CASH FLOW DISCLOSURES (Continued)

Following are supplemental cash flow disclosures regarding transactions related to stock-based compensation awards:

Year Ended December 31,	2011	2010	2009
(Dollars in thousands)
Common Shares withheld (1)	120,250	310,388	200,025
Aggregate value of Common Shares withheld	$5,952	$13,527	$7,622
Cash receipts upon exercise of stock options	5,447	3,574	1,572
Cash disbursements for payment of taxes (2)	(3,512)	(3,065)	(1,654)

Net cash receipts (disbursements) from exercise of stock options and vesting of other stock awards	$1,935	$509	$(82)

(1)
Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings.

(2)
In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

NOTE 18 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. These billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $104.1 million, $107.5 million and $114.8 million in 2011, 2010 and 2009, respectively.

NOTE 19 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $9.2 million in 2011, $9.8 million in 2010 and $8.6 million in 2009.

The Audit Committee of the Board of Directors is responsible for the review and evaluation of all related party transactions; as such term is defined by the rules of the New York Stock Exchange.

REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ Mary N. Dillon	/s/ Steven T. Campbell
Mary N. Dillon	Steven T. Campbell
President and Chief Executive Officer (principal executive officer)	Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma	/s/ Ljubica A. Petrich
Douglas D. Shuma	Ljubica A. Petrich
Chief Accounting Officer (principal accounting officer)	Vice President and Controller

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2011 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ Mary N. Dillon	/s/ Steven T. Campbell
Mary N. Dillon President and Chief Executive Officer (principal executive officer)	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer (principal financial officer)
/s/ Douglas D. Shuma	/s/ Ljubica A. Petrich
Douglas D. Shuma Chief Accounting Officer (principal accounting officer)	Ljubica A. Petrich Vice President and Controller

United States Cellular Corporation

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audits, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $104,100,000 and $114,800,000 as of December 31, 2011 and 2010, respectively, and equity earnings of $55,300,000, $64,800,000, and $64,700,000, respectively for each of the three years in the period ended December 31, 2011. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for revenue in 2010.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/  PricewaterhouseCoopers LLP

Chicago, Illinois
February 24, 2012

United States Cellular Corporation

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

Year Ended or at December 31,	2011	2010	2009	2008	2007
(Dollars in thousands, except per share amounts)
Statement of Operations data
Service revenues	$4,053,797	$3,913,001	$3,927,128	$3,939,695	$3,672,724
Equipment sales	289,549	264,680	286,752	302,859	267,027

Operating revenues	4,343,346	4,177,681	4,213,880	4,242,554	3,939,751
Operating income (a)	280,780	201,473	325,525	32,782	379,680
Equity in earnings of unconsolidated entities	83,566	97,318	96,800	91,981	90,033
Fair value adjustment of derivative instruments	—	—	—	—	(5,388)
Gain on investment	11,373	—	—	16,628	137,987
Income before income taxes	312,822	241,116	349,165	69,855	529,253
Net income	198,744	159,158	231,315	60,788	323,351
Net income attributable to noncontrolling interests, net of tax	23,703	23,084	21,768	25,083	15,056
Net income attributable to U.S. Cellular shareholders	$175,041	$136,074	$209,547	$35,705	$308,295
Basic weighted average shares outstanding (000s)	84,877	86,128	86,946	87,457	87,730
Basic earnings per share attributable to U.S. Cellular shareholders	$2.06	$1.58	$2.41	$0.41	$3.51
Diluted weighted average shares outstanding (000s)	85,335	86,518	87,168	87,754	88,481
Diluted earnings per share attributable to U.S. Cellular shareholders	$2.05	$1.57	$2.40	$0.41	$3.48
Balance Sheet data
Total assets (b)	6,327,976	5,875,549	5,716,848	5,553,672	5,581,592
Long-term debt (excluding current portion)	880,320	867,941	867,522	996,636	1,002,293
Total U.S. Cellular shareholders' equity	$3,619,961	$3,486,452	$3,390,532	$3,199,339	$3,186,138
Other operating data
Total customers	5,891,000	6,072,000	6,141,000	6,196,000	6,102,000
Average monthly service revenue per customer (c)	$56.54	$53.27	$52.99	$53.22	$51.08
Postpaid churn rate (d)	1.5%	1.5%	1.6%	1.5%	1.4%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Includes Loss on impairment of intangible assets of $14.0 million in 2009, $386.7 million in 2008 and $24.9 million in 2007.

(b)
In preparing its Consolidated Statement of Cash Flows for the year ended December 31, 2011, U.S. Cellular discovered certain errors related to the classification of outstanding checks with the right of offset. This error resulted in the misstatement of Cash and Total assets for the years ended December 31, 2007 through 2010. The amounts herein have been revised to reflect the proper amounts. See Note 2—Revision of Prior Period Amounts for additional information.

(c)
Calculated by dividing Service Revenues by average customers and number of months in the year.

(d)
Represents the percentage of the postpaid customer base that disconnects service each month.

United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2011
Operating revenues	$1,057,092	$1,076,182	$1,110,439	$1,099,633
Operating income (1)(4)	58,748	104,096	101,620	16,316
Gain (loss) on investment	—	13,373	—	(2,000)
Net income (4)	40,430	80,932	69,507	7,875
Net income attributable to U.S. Cellular shareholders	$35,161	$74,939	$62,140	$2,801
Basic weighted average shares outstanding	85,484	84,930	84,547	84,559
Diluted weighted average shares outstanding	86,101	85,397	84,940	85,005
Basic earnings per share attributable to U.S. Cellular shareholders	$0.41	$0.88	$0.73	$0.03
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.41	$0.88	$0.73	$0.03
Stock price (2)
U.S. Cellular Common Shares
High	$52.10	$52.41	$49.75	$44.09
Low	44.21	46.25	35.58	36.84
Close	$51.49	$48.42	$39.65	$43.63

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2010
Operating revenues	$1,023,857	$1,029,893	$1,060,781	$1,063,150
Operating income (1)(3)	79,148	65,028	61,359	(4,062)
Net income (3)	54,025	46,909	44,216	14,008
Net income attributable to U.S. Cellular shareholders	$48,306	$41,690	$38,296	$7,782
Basic weighted average shares outstanding	86,576	86,425	85,992	85,668
Diluted weighted average shares outstanding	86,978	86,787	86,428	86,190
Basic earnings per share attributable to U.S. Cellular shareholders	$0.56	$0.48	$0.45	$0.09
Diluted earnings per share attributable to U.S. Cellular shareholders	$0.56	$0.48	$0.44	$0.09
Stock price (2)
U.S. Cellular Common Shares
High	$43.11	$43.66	$48.00	$50.24
Low	33.84	38.17	40.68	45.01
Close	$41.38	$41.15	$45.97	$49.94

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(1)
During the quarter ended September 30, 2011, U.S. Cellular recorded adjustments for asset retirement obligations and asset retirement costs. These adjustments relate to periods from 2006 through second quarter of 2011. These adjustments corrected an overstatement of Total operating expenses, Property, plant and equipment, net and Other deferred liabilities and credits in first and second quarter 2011 and all 2010 interim financial statements.

(2)
The high, low and closing sales prices as reported by the New York Stock Exchange ("NYSE").

(3)
During the quarter ended December 31, 2010, U.S. Cellular recorded adjustments to reduce its liability for transactional taxes in the amount of $5.8 million. Of this amount, $2.7 million and $3.1 million reduced Selling, general and administrative expense and Interest expenses, respectively, in the quarter ended December 31, 2010. These transactional taxes related to periods from 2002 through the first quarter of 2010. This adjustment reflects a change in U.S. Cellular's estimate of its liability for transactional taxes and interest and the actual amounts due and settled with the taxing authorities of taxes and interest.

(4)
During the quarter ended December 31, 2011, U.S. Cellular recorded an immaterial adjustment to correct its liabilities and prepaid expense related to property taxes for errors occurring primarily prior to 2009. This adjustment reduced Selling, general and administrative expenses by $5.4 million in the quarter. U.S. Cellular also recorded an immaterial adjustment to correct its deferred tax balances related to a difference in the tax basis in certain partnerships for errors occurring prior to 2009. This adjustment increased Income tax expense by $6.1 million in the quarter. U.S. Cellular also recorded other immaterial adjustments to correct errors in prior periods which, together with the foregoing adjustments, reduced Net income attributable to U.S. Cellular shareholders by a net of $6.4 million. The correction of such errors in the fourth quarter of 2011 did not have a material effect on any prior periods, the full year ended December 31, 2011, or the trend in earnings.

United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2012, the last trading day of the month, U.S. Cellular's Common Shares were held by 340 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2011 and 2010.

Stock performance graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2011, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AboveNet Inc., AT&T Inc., CenturyLink Inc., Cincinnati Bell Inc., Crown Castle International Corp., Frontier Communications Corp., Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., SBA Communications Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), TW Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN*
U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/11)

*
Cumulative total return assumes reinvestment of dividends.

	2006	2007	2008	2009	2010	2011
U.S. Cellular (NYSE: USM)	$100	$120.85	$62.14	$60.94	$71.76	$62.70
S&P 500 Index	100	105.49	66.46	84.05	96.71	98.76
Dow Jones U.S. Telecommunications Index	100	110.04	73.80	81.07	95.45	99.24

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of 2006 in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

Investor relations

U.S. Cellular's annual report, SEC filings and news releases are available to investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the Investor Relations portion of the U.S. Cellular website (http://www.uscc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

  Julie Mathews, Manager—Investor Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5341
  312.630.9299 (fax)
   julie.mathews@teldta.com

General inquiries by investors, securities analysts and other members of the investment community should be directed to:

  Jane W. McCahon, Vice President—Corporate Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5379
  312.630.9299 (fax)
   jane.mccahon@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2012 for the 2012 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

ComputerShare Trust Company, N.A.
250 Royall St.
Canton, MA 02021
312.360.5326

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscc.com

U.S. Cellular

With an award-winning national network, exceptional value and a one-of-a-kind rewards program, it's no wonder we have the happiest customers in wireless.

- U.S. Cellular headquarters, Chicago, Ill.
- U.S. Cellular licensed markets
- Non-licensed markets with roaming coverage

We're providing the best customer experience in wireless to generate profitable growth.

- Earn rewards and use them to get new phones faster, plus free accessories and ringtones
- Find a plan to fit your lifestyle—from single lines, to family plans, to prepaid plans. Our plans are the best value in wireless.
- Enjoy the highest call quality and network satisfaction of any national carrier
- Choose from the latest Android®-, Windows Mobile®- and BlackBerry®-based devices, from smartphones and tablets to messaging phones and feature phones
- Get top-notch customer service—just call, click or come into one of our stores

We're consistently recognized for our outstanding customer service and our high-quality, reliable network, which together ensure world-class experiences for our customers.

Visit uscellular.com/about/awards.html to see our awards for network quality, customer service, and more!

U.S. Cellular

LEADERSHIP TEAM

Mary N. Dillon
President and
Chief Executive Officer

Jeffrey J. Childs
Executive Vice President and
Chief Human Resources Officer

Carter S. Elenz
Executive Vice President,
Sales and Customer Service

Alan D. Ferber
Executive Vice President,
Chief Strategy and Brand Officer

Michael S. Irizarry, Ph.D.
Executive Vice President and
Chief Technology Officer,
Engineering and Information
Services

Rochelle J. Boersma
Vice President,
Agent Effectiveness

Thomas P. Catani
Vice President, Sales,
East Region

R. Lynn Costlow
Vice President,
Customer Service

John M. Cregier
Vice President,
Information Technology

John C. Gockley
Vice President, Legal and
Regulatory Affairs

Jeffrey S. Hoersch
Vice President, Financial
Planning and Analysis

Katherine L. Hust
Vice President, Sales,
Mid-Central Region

Denise M. Hutton
Vice President,
Organizational Learning

David C. Kimbell
Vice President, Marketing

Kevin R. Lowell
Vice President, Engineering and
Network Operations

Edward C. Perez
Vice President, Marketing and
Sales Operations

Ljubica A. Petrich
Vice President and Controller

Thomas S. Weber
Vice President, Financial and
Real Estate Services

Nick B. Wright
Vice President, Sales,
West Region

BOARD OF DIRECTORS

LeRoy T. Carlson, Jr.
Chairman, U.S. Cellular
President and
Chief Executive Officer,
Telephone and Data Systems

Kenneth R. Meyers
Executive Vice President
and Chief Financial
Officer, Telephone and
Data Systems

Walter C.D. Carlson
Chairman of the Board
(non-executive),
Telephone and Data Systems
Partner, Sidley Austin LLP

LeRoy T. Carlson
Chairman Emeritus,
Telephone and Data Systems

James Barr III
Retired President and
Chief Executive Officer,
TDS Telecom

J. Samuel Crowley
Private Investor
Chairman, Audit Committee
Member, Long-Term Incentive
Compensation Committee

Ronald E. Daly
Private Investor
Member, Long-Term
Incentive Compensation
Committee

Paul-Henri Denuit
Private Investor
Chairman, Long-Term
Incentive Compensation
Committee
Member, Audit Committee

Harry J. Harczak, Jr.
Private Investor
Managing Director,
Sawdust Capital, LLC
Member, Audit Committee

Gregory P. Josefowicz
Private Investor
Member, Audit Committee